As filed with the Securities and Exchange Commission on November 7, 2001.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nortel Networks Corporation
(Exact name of Registrant as specified in its charter)
CANADA
(State or other jurisdiction of incorporation or organization)
Not applicable
(I.R.S. Employer Identification Number)
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada
L6T 5P6
(905) 863-0000	Nortel Networks Limited
(Exact name of Registrant as specified in its charter)
CANADA
(State or other jurisdiction of incorporation or organization)
62-12-62580
(I.R.S. Employer Identification Number)
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada
L6T 5P6
(905) 863-0000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 8th Avenue
New York, New York 10011
(212) 894-8946
(Name, Address, including zip code, and telephone number, including area code, of Agent for Service)

Copies to:

Deborah J. Noble
Corporate Secretary
Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6

Barry M. Fox, Esq. Craig B. Brod, Esq. Raymond B. Check, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

     Approximate date of commencement of proposed sale to the public: At such time (from time to time) after the effective date of this Registration Statement as agreed upon by any selling securityholders, underwriters or agents in light of market conditions.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate	Amount of
Title of Securities To be Registered	Registered	Per Unit or Share	Offering Price	Registration Fee

4.25% Convertible Senior Notes Due 2008 of Nortel Networks Corporation	$1,800,000,000	$842.50 (1)	$1,516,500,000 (1)	$379,125 (1)

Guarantee of Nortel Networks Limited of 4.25% Convertible Senior Notes Due 2008(2)	N.A	N.A.	N.A.	N.A.

Common shares without nominal or par value of Nortel Networks Corporation and related common share purchase right(3)	180,000,000 (4)	(5)	(5)	(5)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the bid and asked prices per $1,000 principal amount of the 4.25% Convertible Senior Notes Due 2008 on the PORTAL market on October 31, 2001.

(2)	No separate consideration is receivable in connection with the guarantee.

(3)	Each common share includes a share purchase right pursuant to the Nortel Networks Corporation shareholder rights plan, referred to as the “rights.” Prior to the occurrence of certain events, none of which have occurred as of the date hereof, the rights will not be exercisable or evidenced separately from the common shares.

(4)	The number of common shares registered hereunder is based upon the number of common shares that are issuable upon conversion of the notes at the initial conversion rate of 100 common shares per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act, such number of common shares registered hereby shall include an indeterminate number of common shares that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(5)	No additional consideration will be received in connection with the exercise of the conversion privilege. Pursuant to Rule 457(i), there is no additional filing fee with respect to the common shares issuable upon conversion of the notes.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DIVIDEND POLICY OF NORTEL NETWORKS CORPORATION
PRICE RANGE OF COMMON SHARES OF NORTEL NETWORKS CORPORATION
DESCRIPTION OF THE NOTES AND THE GUARANTEE
DESCRIPTION OF SHARE CAPITAL OF NORTEL NETWORKS CORPORATION
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
APPENDIX A
NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT
EX-4.2 REGISTRATION AGREEMENT
EX-5.1 OPINION & CONSENT OF NICHOLAS J. DEROMA
EX-12.1 RATIO OF EARNINGS FOR NORTEL NETWORKS CORP
EX-12.2 RATION OF EARNINGS FOR NORTEL NETWORKS LTD
EX-23.2 CONSENT OF DELOITTE & TOUCHE LLP TORONTO
EX-23.1 CONSENT OF DELOITTE & TOUCHE LLP TORONTO
EX-23.4 CONSENT OF DELOITTE & TOUCHE LLP SAN JOSE
EX-24.1 POWER OF ATTORNEY NORTEL NETWORKS CORP
EX-24.2 POWER OF ATTORNEY NORTEL NETWORKS LIMITED
EX-25.1 FORM T-1 FOR BANKERS TRUST CO

Information contained in this prospectus is not complete and may be changed. Selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2001

PROSPECTUS

$1,800,000,000

Nortel Networks Corporation

4.25% Convertible Senior Notes Due 2008
fully and unconditionally guaranteed by

Nortel Networks Limited
and
Nortel Networks Corporation
Common Shares Issuable upon
Conversion of the Notes

     This prospectus relates to the offer and sale from time to time by the persons listed under “Selling Securityholders” beginning on page 34 of this prospectus of up to $1,800,000,000 principal amount of 4.25% Convertible Senior Notes Due 2008 of Nortel Networks Corporation (and related guarantee of Nortel Networks Limited) and the common shares of Nortel Networks Corporation issuable upon conversion of the notes.

     The prices at which the selling securityholders may sell the notes and the common shares will be determined by the prevailing market prices or through privately negotiated transactions. We will not receive any of the proceeds from any sale of notes or common shares. We have agreed to bear the expenses of registering the notes (and related guarantee) and the common shares covered by this prospectus under federal and state securities laws. The number of common shares currently issuable upon conversion of the Notes and covered by this prospectus represents approximately 5.63% of our total issued and outstanding common shares on September 30, 2001.

     We will pay interest on the notes on March 1 and September 1 of each year. The first interest payment will be made on March 1, 2002. The notes will mature on September 1, 2008.

     The notes are convertible by holders into common shares of Nortel Networks Corporation at a conversion price of $10 per share (subject to adjustment in certain events) at any time, unless we previously have redeemed or repurchased the notes or unless the notes have matured. The common shares of Nortel Networks Corporation are listed on the New York Stock Exchange and The Toronto Stock Exchange under the symbol “NT.” The last reported price of the common shares of Nortel Networks Corporation on the New York Stock Exchange on November 6, 2001, was $6.80 per share. Application has been made to have the notes (and the related guarantee) listed on the New York Stock Exchange.

     We may redeem some or all of the notes at any time on or after September 7, 2004 at the redemption prices described herein. If certain tax events occur, we may redeem all of the notes at 100% of their principal amount plus accrued and unpaid interest. Upon a change of control (as defined herein), we will be required to offer to repurchase the notes at 100% of their principal amount at our option, in cash, our common shares, or a combination thereof, plus accrued and unpaid interest.

     The selling securityholders and any agents or broker-dealers that participate with them in the distribution of the notes or the common shares covered by this prospectus may be deemed “underwriters” within the meaning of the United States Securities Act of 1933, as amended, or the Securities Act, and any commissions received by them on the resale of the notes or the common shares covered by this prospectus may be deemed to be underwriting commissions or discounts under the Securities Act. See “Plan of Distribution” beginning on page 45.

     YOU SHOULD CAREFULLY CONSIDER THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES OR THE UNDERLYING COMMON SHARES, WHICH ARE DISCUSSED BEGINNING ON PAGE 4 OF THIS PROSPECTUS UNDER THE HEADING “RISK FACTORS”.

     The securities offered or sold under this prospectus have not been approved or disapproved by the United States Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offense to claim otherwise.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents that are incorporated by reference contain forward-looking statements about Nortel Networks Corporation and/or Nortel Networks Limited which we believe are covered by the United States Private Securities Litigation Reform Act of 1995. Statements in this prospectus and the documents that are incorporated by reference that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the United States Securities Exchange Act of 1934, as amended, or Exchange Act, and Section 27A of the Securities Act.

     The actual results, performance or achievement by Nortel Networks Corporation or Nortel Networks Limited could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we cannot assure you that any of the events anticipated by the forward-looking statements will occur, or if they do, what impact they will have on our business, results of operations and financial condition or those of Nortel Networks Limited.

i

PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. Unless otherwise indicated, all references to dollars and “$” shall mean United States dollars.

Our Corporate Structure

     Nortel Networks Corporation is a holding company formed in connection with a Canadian court-approved plan of arrangement, which became effective May 1, 2000, involving us (then a newly formed Canadian corporation), our principal direct operating subsidiary, Nortel Networks Limited (the corporation previously known as “Nortel Networks Corporation”) and a then-significant shareholder of Nortel Networks Limited. As a result of the plan of arrangement, which we refer to as the “arrangement”, we acquired and continue to hold all of Nortel Networks Limited’s issued and outstanding common shares (which at that time ceased to be publicly traded) and Nortel Networks Limited and its subsidiaries became our direct and indirect subsidiaries, respectively. We also assumed Nortel Networks Limited’s financial reporting history effective May 1, 2000 for financial reporting purposes. As a result, we deem Nortel Networks Limited’s consolidated business activities prior to May 1, 2000 to represent our consolidated business activities as if we and Nortel Networks Limited had historically been the same entity.

     Unless the context otherwise requires, references to “we,” “our,” “us,” or “Nortel Networks Corporation” in this prospectus mean Nortel Networks Corporation and its subsidiaries, including Nortel Networks Limited, as of and for all dates subsequent to May 1, 2000, the effective date of the arrangement and refer to the consolidated business activities of those entities and, for dates prior to May 1, 2000, such references mean Nortel Networks Limited (then known as “Nortel Networks Corporation”) and refer to the consolidated business activities of Nortel Networks Limited and its subsidiaries.

Company Overview

     We are a leading global supplier of networking solutions and services that support the Internet and other public and private data, voice, and video networks using wireless and wireline technologies. Our consolidated business consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing, and support of networking solutions and services. We are focused on building the infrastructure, service enabling solutions, and designing applications for the new, high-performance Internet. We sell our products and services to the leading global communication service providers and Fortune 1000 enterprises.

     The mailing address of our and Nortel Networks Limited’s principal executive offices is 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada, L6T 5P6 and the telephone number is (905) 863-0000.

The Offering

     All of the notes and the common shares issuable upon conversion of the notes are being sold by the selling securityholders or their pledgees, donees, transferees or other successors in interest. Neither we nor Nortel Networks Limited will receive any proceeds from the sale of the notes or the common shares issuable upon conversion of the notes. We refer you to “Selling Securityholders” beginning on page 34 of this prospectus.

Issuer	Nortel Networks Corporation, a Canadian corporation.

Securities	$1,800,000,000 aggregate principal amount of 4.25% Convertible Senior Notes Due 2008.

Interest	The notes pay interest at an annual rate of 4.25%. Interest is payable on March 1 and September 1 of each year, commencing March 1, 2002.

Guarantee	The notes are fully and unconditionally guaranteed by Nortel Networks Limited, a Canadian corporation and our principal operating subsidiary. If, for any reason, we do not make any payments of the principal of, or premium, if any, or interest on, the notes when due, whether at maturity, upon redemption or by acceleration or otherwise, Nortel Networks Limited will cause the payment to be made to or to the order of the trustee. The guarantee is a direct, unconditional, unsecured and unsubordinated obligation of Nortel Networks Limited.

Maturity date	September 1, 2008.

Conversion rights	Holders may convert all or some of their notes, unless previously redeemed or repurchased at any time prior to maturity, into our common shares at a conversion price of $10 per share, subject to adjustment in certain events. See “Description of the Notes and the Guarantee—Conversion” on page 9. The initial conversion price is equivalent to a conversion rate of 100 common shares per $1,000 principal amount of notes. The right to convert notes that have been called for redemption will terminate at the close of business on the business day immediately preceding the date of redemption.

Optional redemption	We may redeem the notes at our option on or after September 7, 2004 at any time or from time to time, in whole or in part, for cash on not less than 20 nor more than 60 days’ prior written notice to the holders by first class mail, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, to the date of redemption. See “Description of the Notes and the Guarantee—Optional Redemption by Nortel Networks Corporation” on page 15.

Offer to repurchase upon a change of control	Upon a change of control (as defined under “Description of the Notes and the Guarantee—Offer to Repurchase upon a Change of Control”), we will be required to make an offer to repurchase all or any part of the holders’ notes (at our option, in cash, our common shares or a combination of cash and our common shares), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of the repurchase. See “Description of the Notes and the Guarantee—Offer to Repurchase Upon a Change of Control” on page 13 and “Risk Factors—Our ability to repurchase notes if a change of control occurs is limited” on page 5.

Additional amounts	All payments that we are required to make under or in respect of the notes or the guarantee will be paid without withholding or deduction for or on account of Canadian taxes, unless we are required by law or by the interpretation or administration thereof to withhold or deduct, in which case we will pay such additional amounts as may be necessary so that the net amount received by each holder (including any additional amounts after such withholding or deduction) will not be less than the amount the holder would have received if such taxes had not been withheld or deducted. See “Description of the Notes and the Guarantee—Additional Amounts” beginning on page 12.

Redemption for changes in Canadian withholding taxes	In the event we become obligated to pay additional amounts as described above as a result of changes affecting withholding taxes applicable to payments on the notes, the notes may be redeemed at our option in whole, but not in part, for cash on not less than 20 days nor more than 60 days’ prior written notice to the holders by first class mail, at 100% of their aggregate principal amount, plus accrued and unpaid interest, to the date of redemption. See “Description of the Notes and the Guarantee—Redemption for Changes in Canadian Withholding Taxes” on page 16.

Use of proceeds	We will not receive any of the proceeds from the sale of the notes or the underlying common shares by any selling securityholders.

Listing	Application has been made for listing of the notes (and the related guarantee) on the New York Stock Exchange.

Common shares	Our common shares are listed on the New York Stock Exchange and The Toronto Stock Exchange under the symbol “NT.”

RISK FACTORS

We are subject to a number of risks.

     You should carefully consider the risks discussed in the Quarterly Reports on Form 10-Q of Nortel Networks Corporation and Nortel Networks Limited, as the case may be, for the quarter ended September 30, 2001 and other documents incorporated by reference into this prospectus, including future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, before investing in the notes or our common shares.

An active trading market for the notes may not develop.

     Application has been made for listing of the notes (and the related guarantee) on the New York Stock Exchange; however, we cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common shares and the market for similar securities.

We are a holding company and have no independent means of producing income.

     As a holding company, we are dependent on the earnings and cash flows of, and dividends from, our subsidiaries, including our principal operating subsidiary, Nortel Networks Limited, to generate the funds necessary to meet our obligations, including the payment of principal of, or premium, if any, and interest on, the notes. Any payment of dividends, distributions, loans or advances by our subsidiaries to us may be subject to statutory or contractual restrictions. In addition, because each of our subsidiaries is a separate and distinct legal entity, any right we have to receive any of its assets upon liquidation or reorganization, and the consequent right of the holders of the notes to participate in the distribution of, or to realize proceeds from, those assets, would be effectively subordinated to the claims of its creditors, including holders of senior unsecured debt issued by Nortel Networks Limited, and the holders of any preference shares issued by our subsidiaries. However, in the case of Nortel Networks Limited, because the notes are guaranteed by Nortel Networks Limited, the notes and the related guarantee rank equal to Nortel Networks Limited’s senior unsecured debt and the holders of the notes would be able to participate in any distribution of assets of Nortel Networks Limited as if they were holders of senior unsecured debt of Nortel Networks Limited subject to insolvency or similar laws of Canada. As of September 30, 2001, Nortel Networks Limited had approximately $3.3 billion of total consolidated indebtedness, which included approximately $2.7 billion of senior unsecured debt, which would be effectively equal in rank to the notes. The notes do not restrict the ability of Nortel Networks Limited or any of our other subsidiaries to incur additional liabilities, including indebtedness, or issue preference shares. In addition, because the guarantee is unsecured, it will be effectively subordinated to any security interest in the assets of Nortel Networks Limited.

Your rights under the indenture, including the guarantee, may be impaired under insolvency or similar laws of Canada.

     We and Nortel Networks Limited, our subsidiary guarantor, are incorporated under the laws of Canada. Therefore, any insolvency proceedings by or against us or Nortel Networks Limited would likely be based on Canadian insolvency laws.

     A trustee in bankruptcy under the Bankruptcy and Insolvency Act (Canada) may, among other things, apply to a Canadian court to have the guarantee by Nortel Networks Limited of our obligations under the notes set aside as a fraudulent preference which prefers the holders of notes over other creditors of Nortel Networks Limited if:

•	the guarantee was given within 3 months of the bankruptcy of Nortel Networks Limited;

•	Nortel Networks Limited was insolvent at the time; and

•	the guarantee was given with a view to preferring the holders of notes over other creditors of Nortel Networks Limited.

In this case, it would be necessary to prove that the guarantee should not be set aside, for example, by demonstrating that the guarantee was given not to prefer the holders but rather to achieve the closing of the transaction and the receipt of the proceeds thereof. The Nortel Networks Limited guarantee could also be challenged under applicable Canadian provincial creditor protection laws.

     We believe that the Nortel Networks Limited guarantee would survive any challenge under applicable Canadian federal or provincial insolvency or creditor protection laws given that, among other things, Nortel Networks Limited was not insolvent, nor on the eve of insolvency, when the guarantee was given and the guarantee formed part of an ordinary commercial transaction.

     Nortel Networks Limited is incorporated under the Canada Business Corporations Act, which contains provisions restricting the giving of financial assistance in certain circumstances. Subject to certain exceptions, the Canada Business Corporations Act prohibits a corporation from giving financial assistance to one of its shareholders where, at the time of the giving of the financial assistance, there are reasonable grounds for believing that the corporation would fail to meet certain solvency tests set forth in the Canada Business Corporations Act taking into account the financial assistance to be given. If a corporation fails to comply with the statutory tests, it is possible that the corporation or, in the event of an insolvency proceeding, a trustee in bankruptcy, could attempt to set aside the financial assistance. The Canada Business Corporations Act further provides, however, that a contract made by a corporation in contravention of these provisions may be enforced by the corporation or by a lender for value in good faith without notice of the contravention.

     Nortel Networks Limited has given financial assistance to us by means of a guarantee. If it is determined that the guarantee was not otherwise exempt from the provisions restricting financial assistance, Nortel Networks Limited must have satisfied the solvency tests contained in the Canada Business Corporations Act at the time that the guarantee was given. We believe that Nortel Networks Limited satisfied these tests in relation to the giving of the guarantee.

     Under the terms of the indenture under which the notes were issued, if an event of default (as defined in the indenture) occurs and is continuing, the repayment of all amounts outstanding on the notes can only be accelerated by written notice to us given by the trustee (under the indenture) or by the holders of at least 25% in aggregate principal amount of the then outstanding notes. If the event of default involves our or Nortel Networks Limited’s bankruptcy or insolvency, court approval may be required under Canadian insolvency laws in order to provide the required written notice of acceleration.

Our ability to repurchase the notes upon a change of control is limited.

     Upon the occurrence of a change of control, we will be required to offer to repurchase the notes. We have the option to repurchase the notes with cash or our common shares or a combination of cash and our common shares. If a change in control occurs, there can be no assurance that we would have sufficient funds to pay the repurchase price in cash for all notes tendered by the holders of the notes. In addition, the terms of our existing or future credit or other agreements relating to indebtedness, including secured debt, may prohibit us from purchasing, with cash or our common shares, any notes and may also provide that a change of control would constitute an event of default under such agreements. If a change of control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes and an event of default would occur on the notes.

You may face difficulties in the enforcement of certain civil liabilities.

     A substantial portion of our and Nortel Networks Limited’s assets are located in Canada and a majority of our and Nortel Networks Limited’s directors and a significant number of our and Nortel Networks Limited’s executive officers are residents of Canada. As a result, it may be difficult to effect service of process within the United States of America upon us, Nortel Networks Limited or upon such directors and officers. Execution by United States courts of any judgment obtained against us or Nortel Networks Limited or any such person in United States courts would be limited to our, Nortel Networks Limited’s or such person’s assets in the United States. Nicholas J. DeRoma, the Chief Legal Officer of us and Nortel Networks Limited, has advised that there is doubt as to the enforceability in Canada of United States judgments or of liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratios of earnings to fixed charges computed under U.S. generally accepted accounting principles, or U.S. GAAP, for us and Nortel Networks Limited for the periods indicated below. In light of the arrangement, the ratios of earnings to fixed charges for Nortel Networks Corporation for the years ended December 31, 1999, 1998, 1997 and 1996 represent the financial position, results of operations and cash flows of Nortel Networks Corporation as if Nortel Networks Limited and Nortel Networks Corporation had historically been the same entity. See “Prospectus Summary—Our Corporate Structure” on page 1. The following table should be read in conjunction with our historical audited financial statements as filed with the Commission, our audited condensed consolidated financial statements contained in our Form 8-K dated August 8, 2001 and the audited consolidated financial statements of Nortel Networks Limited contained in its Form 8-K dated August 8, 2001, which give effect to the discontinuation of certain businesses, workforce reductions and facilities closures related to our business streamlining activities, include a statement regarding the computation of these ratios and are incorporated by reference in this prospectus. Our unaudited consolidated financial statements are contained in our Form 10-Q for the quarter ended September 30, 2001 and the unaudited consolidated financial statements of Nortel Networks Limited are contained in its Form 10-Q for the quarter ended September 30, 2001, each of which is incorporated in its entirety by reference in this prospectus.

     Earnings for purposes of the ratios consist of consolidated pre-tax earnings or losses from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees, plus:

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

less:

•	interest capitalized;

•	in the case of Nortel Networks Limited, preference security dividend requirements of consolidated subsidiaries; and

•	the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

Fixed charges for this purpose consist of:

•	interest expensed and capitalized;

•	amortized premiums, discounts and capitalized expenses related to indebtedness;

•	one-third of rental expenses on operating leases, deemed to be representative of interest expenses; and

•	preference security dividend requirements of consolidated subsidiaries.

Nortel Networks Corporation								Nortel Networks Limited

							Nine months ended	Year ended	Nine months ended
Year ended December 31,							September 30,	December 31,	September 30,

1996	1997	1998		1999	2000		2001	2000	2001

4.4	5.7	–	(1)	1.9	–	(2)	– (3)	2.1	– (4)

(1)	The earnings of Nortel Networks Corporation calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the year ended December 31, 1998 by $13.4 million.

(2)	The earnings of Nortel Networks Corporation calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the year ended December 31, 2000 by $1,694.7 million.

(3)	The earnings of Nortel Networks Corporation calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the nine months ended September 30, 2001 by $25,200 million.

(4)	The earnings of Nortel Networks Limited calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the nine months ended September 30, 2001 by $12,545 million.

USE OF PROCEEDS

     We will not receive any proceeds from any sale of the notes or the underlying common shares by a selling securityholder. See “Plan of Distribution” on page 45.

DIVIDEND POLICY OF NORTEL NETWORKS CORPORATION

     We announced on June 15, 2001 that we were discontinuing our common share dividend. We do not expect to pay cash dividends on our common shares in the foreseeable future.

PRICE RANGE OF COMMON SHARES OF NORTEL NETWORKS CORPORATION

     Our common shares are traded on the New York Stock Exchange and The Toronto Stock Exchange. The following table sets forth the range of high and low sales prices of trading in our common shares on the New York Stock Exchange composite tape for the periods indicated (adjusted for stock splits, stock dividends and the impact of the arrangement). The closing price of our common shares on the New York Stock Exchange was $6.80 on November 6, 2001.

     Past performance is not necessarily indicative of future price performance. You should obtain current market quotations for our common shares.

		High	Low

		(in U.S. dollars)
1999	First Quarter	$15.936	$12.531

	Second Quarter	22.000	15.360

	Third Quarter	25.938	19.906

	Fourth Quarter	55.000	24.781

2000	First Quarter	72.095	37.750

	Second Quarter	71.250	44.375

	Third Quarter	89.000	57.970

	Fourth Quarter	70.000	30.000

2001	First Quarter	40.500	13.100

	Second Quarter	18.500	7.620

	Third Quarter	9.360	4.760

	Fourth Quarter (through November 6, 2001)	6.850	4.900

DESCRIPTION OF THE NOTES AND THE GUARANTEE

     We issued the notes under an indenture dated as of August 15, 2001 between us, Nortel Networks Limited, as guarantor, and Bankers Trust Company, as trustee. The following is a summary of certain provisions of the indenture and does not purport to be complete. Reference should be made to all provisions of the indenture, including the definitions of certain terms contained therein. We urge you to read the indenture that has been filed as an exhibit to the registration statement of which this prospectus is a part.

     As used in this section, the terms “we,” “us” and “our” refer to Nortel Networks Corporation, but not any of our current or future subsidiaries, unless the context requires otherwise.

General

     The notes are our general unsecured senior obligations, will mature on September 1, 2008, and are limited to an aggregate principal amount of $1,800,000,000. The notes are issuable in denominations of $1,000 and integral multiples of $1,000 in fully registered form. Transfers of the notes are registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

     The notes accrue interest at a rate of 4.25% per annum from August 15, 2001, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest is payable semi-annually in arrears on March 1 and September 1 of each year, beginning March 1, 2002. Interest will be paid to the person in whose name a note is registered at the close of business on the February 15 or August 15 (which we refer to as the “record dates”) immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note called for redemption during the period from a record date to the next succeeding interest payment date, accrued interest as of the redemption date will be payable to the holder of the note or portion of a note redeemed. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The yearly rate of interest that is equivalent to the rate payable under the notes is the rate payable multiplied by the actual number of days in the year and divided by 360 and is disclosed herein solely for purposes of providing the disclosure required by the Interest Act (Canada).

     The notes are fully and unconditionally guaranteed by Nortel Networks Limited, our principal direct operating subsidiary. If, for any reason, we do not make any payments of principal of, or premium, if any, and interest on, the notes when due, whether at maturity, upon redemption or by acceleration or otherwise, Nortel Networks Limited will cause the payment to be made to or to the order of the trustee. The guarantee is a direct, unconditional, unsecured and unsubordinated obligation of Nortel Networks Limited and will rank equally with other unsubordinated unsecured obligations of Nortel Networks Limited, except to the extent prescribed by law. The holder of a note is entitled to payment under the guarantee without taking any action whatsoever against us. We refer you to “Risk Factors—Your rights under the indenture, including the guarantee, may be impaired under insolvency or similar laws of Canada” on page 4 and “—You may face difficulties in the enforcement of certain civil liabilities” on page 5.

     Principal of, or premium, if any, and interest on, the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

Conversion

     The holders of notes are entitled at any time on or before the close of business on the last trading day on the New York Stock Exchange prior to the maturity date of the notes, subject to prior redemption or repurchase, to convert any notes or portions thereof (in denominations of $1,000 or integral multiples of $1,000) into our common shares, at the conversion price of $10 per share, subject to adjustment as described below. We are not required to issue fractional common shares upon conversion of notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the market price of our common shares on the New York Stock Exchange on the last trading day prior to the date of conversion.

     Except as described below, we will not make any payment or other adjustment on conversion of any notes for interest accrued on such notes or for dividends on any common shares issued. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless the notes have been called for redemption or have been tendered for repurchase under a change of control offer (as defined below) during the period from the close of business on a record date and ending on the opening of business on the first business date after the next interest payment date, in which case such notes need not be accompanied by such funds). In other words, unless the exception in the preceding sentence applies, if you surrender notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date preceding the date of conversion to the date of conversion, or for any later period.

     In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day of the New York Stock Exchange preceding the date fixed for redemption, and in the case of notes tendered pursuant to a change of control offer (as defined below), conversion rights will expire at the close of business on the date specified for termination of the change of control offer, unless in each case we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured.

     The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the Depository Trust Company, or DTC, the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of our common shares on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of our common shares in a name other than the holder of the note. Certificates representing our common shares will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

(i)	the issuance of our common shares as a dividend or distribution to all holders of our common shares;

(ii)	the subdivision or consolidation of our outstanding common shares;

(iii)	the issuance to all or substantially all holders of our common shares of rights or warrants entitling them for a period of not more than 60 days to subscribe for or to purchase our common shares at a price per share, or securities convertible into our common shares that have a conversion price per share, less than the current market price (as defined in the indenture), provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

(iv)	the dividend or other distribution to all holders of our common shares of our capital stock (other than our common shares) or evidences of our indebtedness or other non-cash assets, including securities, but excluding:

•	those rights, warrants, dividends and distributions referred in clause (i) or (iii) above;

•	rights distributed to all holders of our common shares pursuant to a shareholder rights plan; or

•	distributions paid exclusively in cash;

(v)	dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or cash distributed upon an amalgamation, merger, share exchange, consolidation or combination to which the succeeding paragraph applies) to all holders of our common shares to the extent such distributions, combined together with:

•	all such all-cash distributions made within the preceding 12 months in respect of which no conversion adjustment has been made; and

•	any cash and the fair market value of other consideration payable in respect of any tender offers (within the meaning of U.S. federal securities laws) by us or any of our subsidiaries for our common shares concluded within the preceding 12 months in respect of which no conversion price adjustment has been made, exceeds 15% of our market capitalization (being the product of the then current market price of our common shares on the New York Stock Exchange times the number of our common shares then outstanding) on the record date for such distribution; and

(vi)	the purchase of our common shares pursuant to a tender offer (within the meaning of U.S. federal securities laws) made by us or any of our subsidiaries to the extent that the aggregate consideration, together with:

•	any cash and the fair market value of any other consideration payable in any other tender offer made by us or one of our subsidiaries expiring within the 12 months preceding such tender offer in respect of which no conversion price adjustment has been made; and

•	the aggregate amount of all-cash distributions referred to in clause (v) above to all holders of our common shares within the 12 months preceding the expiration of such tender offer in respect of which no conversion price adjustments have been made, exceeds 15% of our market capitalization (calculated as described above) on the expiration of such tender offer.

     We may, instead of making any required adjustment in the conversion price under clauses (iv) or (v), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to our common shares, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution; provided, however, that if, prior to the date that is five years from the date of closing of the sale of the notes to the initial purchasers (which occurred on August 15, 2001), holders of notes would otherwise be entitled to receive, upon conversion of the notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purpose of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada), or Tax Act (which we refer to as the “ineligible consideration”), pursuant to the operation of the foregoing provisions, such holders shall not be entitled to receive such ineligible consideration but we or our successor, as the case may be, shall have the right (at the sole option of us or our successor, as the case may be) to deliver either such ineligible consideration or “prescribed securities” with a market value comparable to such ineligible consideration.

     In the case of:

•	any reclassification or change of our common shares;

•	an amalgamation, merger, consolidation, share exchange or combination involving us; or

•	a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety;

in each case as a result of which holders of our common shares will be entitled to receive shares of stock, other securities, other property or assets (including cash) with respect to or in exchange for our common shares, except as described in the succeeding paragraph, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property (including cash) or assets, which they would have owned or been entitled to receive upon such reclassification, change, amalgamation, merger, consolidation, share exchange, combination, sale or conveyance had such notes been converted into our common shares immediately prior to such reclassification, change, amalgamation, merger, consolidation, share exchange, combination, sale or conveyance (assuming, in a case in which our shareholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the shares of stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares); provided, however, that if, prior to the date that is five years from the date of closing of the sale of the notes to the initial purchasers (which occurred on August 15, 2001), holders of notes would otherwise be entitled to receive, upon conversion of the notes, ineligible consideration pursuant to the operation of the foregoing provision, such holders shall not be entitled to receive such ineligible consideration but we or our successor, as the case may be, shall have the right (at the sole option of us or our successor, as the case may be) to deliver either such ineligible consideration or “prescribed securities” with a market value comparable to such ineligible consideration.

     In the event of a taxable distribution to holders of our common shares, or other transaction, that results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. We refer you to “Certain U.S. Federal Income Tax Considerations” on page 27.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common shares or any securities convertible into or exchangeable or exercisable for our common shares or carrying the right to purchase any of the foregoing.

Additional Amounts

     All payments made by us or Nortel Networks Limited under or in respect of the notes or the guarantee will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof, or by any authority or agency therein or thereof having power to tax, all of which we refer to as “taxes”, unless we are required to withhold or deduct taxes by law or by the interpretation or administration thereof by the relevant governmental authority. If we are required to withhold or deduct any amount for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts, which we refer to as “additional amounts”, as may be necessary so that the net amount received by each holder of a note (including additional amounts) after such withholding or deduction will not be less than the amount the holder would have received if such taxes had not been withheld or deducted. However, no additional amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “excluded holder”, in respect of a beneficial owner, (i) with which we do not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment, (ii) which is subject to such taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the holder’s activity in connection with purchasing the notes, the mere holding of notes or the receipt of payments thereunder or (iii) who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party complies with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority. We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made. We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes or the guarantee, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

     At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if we are obligated to pay additional amounts with respect to such payment, we will deliver to the trustee an officers’ certificate stating the fact that such additional amounts will be payable, and the amounts so payable, and will set forth such other information necessary to enable the trustee to pay such additional amounts to holders of the notes on the payment date. With respect to references in this prospectus to the payment of principal of, or premium, if any, and interest on, any note, such reference shall be deemed to include the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable.

Offer to Repurchase upon a Change of Control

     Upon the occurrence of a change of control, we will be required to make an offer to repurchase your notes pursuant to the offer described below, which we refer to as the “change of control offer,” at a purchase price equal to 100% of their aggregate principal amount, which we refer to as the “change of control payment,” payable at our option in cash or our common shares or any combination thereof, plus accrued and unpaid interest on such notes in cash to but not including the date of repurchase.

     Within 30 days following a change of control, we will mail a notice to the trustee and each holder describing:

•	the transaction(s) that constitute the change of control;

•	the procedures required by the indenture to tender notes into the offer to repurchase the notes; and

•	whether we intend to make the change of control payment in the form of cash, our common shares or a combination thereof and the percentage of each.

     We refer you to ''—Election to Pay Change of Control Payment in Our Common Shares’’ below on page 15.

     We will comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable securities laws and regulations, including Canadian securities law with respect to Canadian holders, to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

     On the date specified for termination of the change of control offer, we will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered pursuant to the change of control offer;

•	deposit with the paying agent, at our option, an amount in cash or a number of our common shares, or a combination of cash and a number of our common shares, equal to the change of control payment, and an amount in cash equal to accrued and unpaid interest in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.

     On the change of control payment date, the paying agent will promptly mail to each holder of notes so accepted the change of control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any, provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

     The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us or Nortel Networks Limited that may adversely affect holders.

     Our obligation to make an offer to repurchase notes as a result of a change of control could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes at the change of control payment date. Consequently, this obligation may render it more difficult or discourage an amalgamation, merger, consolidation, take-over bid or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders) and/or the assumption of control by a holder of a large block of our voting shares. The obligation under the indenture to make the repurchase offer in the event of a change of control, however, was not the result of management’s knowledge of any specific effort to accumulate our common shares or to obtain control of us by means of an amalgamation, merger, consolidation, take-over bid, tender offer, solicitation or otherwise. Instead, such obligation is a term contained in other similar debt offerings and the terms of such feature resulted from negotiations between us and the initial purchasers of the notes.

     Except as described above with respect to a change of control, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on amalgamations, mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, a sale of all or substantially all assets, liquidation or similar transactions, that would not constitute a change of control under the indenture, but that would increase the amount of indebtedness outstanding at such time or substantially reduce or eliminate our assets.

     A “change of control” will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 66 2/3% (or such lesser percentage required from time to time under our articles or the Canada Business Corporations Act to elect our directors) of the combined voting power of our then outstanding voting shares, or any “person” or “group” (as defined above) other than us or any of our subsidiaries related to us becomes the “beneficial owner” (as defined above) of shares representing more than a majority of the combined voting power of the then outstanding voting shares of Nortel Networks Limited;

•	we amalgamate or consolidate with or merge, or Nortel Networks Limited amalgamates or consolidates with or merges, into any other corporation or any other corporation merges into us or Nortel Networks Limited, or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or Nortel Networks Limited sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, unless (i) we or our shareholders immediately before any such transaction own, directly or indirectly, at least a majority of the combined voting power of the then outstanding voting shares of the corporation resulting from such transaction or of the transferee corporation, as the case may be, or (ii) the transaction solely involves us, Nortel Networks Limited or any of our subsidiaries; or

•	we are dissolved or liquidated.

However, a change of control will not be deemed to have occurred if:

•	the sale price (as defined below) per share of our common shares for any five trading days within the period of ten consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the first bullet above) or the period of ten consecutive trading days ending immediately before the change in control (in the case of a change of control under the second bullet above) shall equal or exceed 105% of the conversion price of the notes in effect on the date of the change of control or the public announcement of the change of control, as applicable; or

•	at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of common shares that are, or upon issuance will be, traded on the New York Stock Exchange or The Toronto Stock Exchange or quoted on the Nasdaq National Market.

     Subject to the foregoing, the occurrence of a change of control will be an event of failure that requires us to make an offer to repurchase the notes.

     The term “voting shares” means any class or classes of capital stock the holders of which under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person or other persons performing similar functions irrespective of whether or not, at the time capital stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

     The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

Election to Pay Change of Control Payment in Our Common Shares

     Our ability to elect to make a change of control payment in the form of our common shares, whether in whole or in part, will be subject to our receipt of all necessary regulatory approvals. If we elect to pay the change of control payment, in whole or in part, in our common shares, the number of common shares to be delivered by us will be equal to the portion of the change of control payment to be paid in common shares divided by the market price.

     We will pay cash based on the market price for all fractional common shares in the event we elect to deliver common shares in payment, in whole or in part, of the purchase price. The ''market price’’ of our common shares on any repurchase date means the average of the sale prices per share of our common shares on the New York Stock Exchange for the five trading day period ending on the third business day (if the third business day prior to the applicable repurchase date is a trading day or, if not, then on the last trading day immediately prior thereto) prior to such repurchase date.

     The “sale price” of our common shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the New York Stock Exchange or if our common shares are not listed on the New York Stock Exchange at the time, then as determined by us as described in the indenture.

     A “trading day” means each day on which the New York Stock Exchange (or, if our common shares are not listed on the New York Stock Exchange at the time, such other exchange or quotation system, as applicable) is open for trading or quotation.

Optional Redemption By Nortel Networks Corporation

     On or after September 7, 2004, the notes may be redeemed at our option in cash, in whole or from time to time in part, on not less than 20 nor more than 60 days’ prior written notice to the holders by first class mail, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the date fixed for redemption:

Redemption
Period	Price

Beginning on September 7, 2004 and ending on August 31, 2005	102.125%

Beginning on September 1, 2005 and ending on August 31, 2006	101.417

Beginning on September 1, 2006 and ending on August 31, 2007	100.708

Beginning on September 1, 2007 and thereafter	100.000

Redemption for Changes in Canadian Withholding Taxes

     The notes are also subject to redemption in whole, but not in part, at our option at any time in cash, on not less than 20 nor more than 60 days’ prior written notice to the holders by first class mail, at 100% of the aggregate principal amount, together with accrued and unpaid interest to the date fixed for redemption and all additional amounts then due or becoming due on the redemption date, in the event we are, have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any additional amount as a result of a change or amendment in the laws or treaties (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or any change in or new or different position regarding the application, interpretation or administration of such laws, treaties or regulations (including a holding, judgment or order by a court of competent jurisdiction), which change is announced or becomes effective on or after August 9, 2001 and provided that we deliver to the trustee an opinion of counsel and an officers’ certificate attesting to such change or amendment.

Selection and Notice

     If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee on a pro rata basis by lot or by any other method that the trustee considers fair and appropriate. The trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. The notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption; provided that if a portion of a holder’s notes are selected for partial redemption and such holder converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

     Provisions of the indenture that apply to the notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a note that is redeemed in part only, we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

     On and after the redemption date, unless we default in the payment of the redemption price, interest will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set apart for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

     The notes are not entitled to any sinking fund.

Amalgamation, Merger, Conveyance, Transfer or Lease

     We have covenanted in the indenture that we will not amalgamate or merge with any other corporation or enter into any reorganization or effect any conveyance, transfer or lease of all or substantially all of our and our subsidiaries’ assets, taken as a whole (other than with or to Nortel Networks Limited), unless:

•	either (i) we are the surviving corporation or one of the continuing corporations or (ii) the successor corporation (or the person that leases or that acquires by conveyance or transfer all or substantially all of our and our subsidiaries’ assets, taken as a whole) is a corporation with shares listed on The Toronto Stock Exchange or a major exchange or quotation system in the United States or the United Kingdom and expressly assumes, by supplemental indenture, our obligations under the indenture; and

•	we are not, immediately after such transaction, in default under the indenture or the notes.

     Nortel Networks Limited has also covenanted in the indenture that it will not amalgamate or merge with any other corporation or enter into any reorganization or effect any conveyance, transfer or lease of all or substantially all of its and its subsidiaries’ assets, taken as a whole (other than with or to us) unless:

•	either (i) Nortel Networks Limited is the surviving corporation or one of the continuing corporations; or (ii) the successor corporation (or the person that leases or that acquires by conveyance or transfer all or substantially all of its and its subsidiaries’ assets, taken as a whole) is a corporation with shares listed on The Toronto Stock Exchange or a major exchange or quotation system in the United States or the United Kingdom and expressly assumes, by supplemental indenture, Nortel Networks Limited’s obligations under the indenture and the guarantee; and

•	Nortel Networks Limited is not, immediately after such transaction, in default under the indenture or the guarantee.

     Upon any such amalgamation, merger, reorganization, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such amalgamation or reorganization or into which we, or Nortel Networks Limited, as the case may be, are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us, or Nortel Networks Limited, as the case may be, in the indenture.

Negative Pledge

     We have covenanted in the indenture that neither we nor our restricted subsidiaries will:

•	issue, assume or guarantee any funded debt, that is secured by a lien upon any of our property or the property of any of our restricted subsidiaries, whether now owned or hereafter acquired; or

•	grant any mortgage or other lien upon any of our property or the property of any of our restricted subsidiaries, whether now owned or hereafter acquired, to secure any funded debt;

     unless the notes are concurrently secured equally and ratably with such funded debt. Under the indenture,

•	“funded debt” means any indebtedness for borrowed money, whether ours or of Nortel Networks Limited or of a third person. For greater certainty, proceeds received in respect of any factoring, securitization or similar transaction will not be considered borrowed money; and

•	“restricted subsidiaries” means Nortel Networks Limited and Nortel Networks Inc., a Delaware corporation which is a direct, wholly owned subsidiary of Nortel Networks Limited.

     The indenture contains exceptions to the foregoing covenant to permit:

•	liens existing on property at the time of the acquisition of that property by us or the relevant restricted subsidiary;

•	liens on property that are incurred after the date of issuance of the notes to secure or provide for the payment of the purchase price of the property or the cost of construction or improvement thereon;

•	liens on property of a corporation existing at the time that corporation is merged or amalgamated with us or any restricted subsidiary, or at the time the properties of the corporation are sold, leased or otherwise transferred to us or any restricted subsidiary substantially as an entirety;

•	liens securing intercompany indebtedness among us and our restricted subsidiaries;

•	specific liens in connection with public obligations;

•	any lien created by or resulting from litigation or other proceeding against us or any restricted subsidiary, or upon our property or the property of any restricted subsidiary, or any lien for workmen’s compensation award or similar awards, so long as the finality of such judgment or award is being contested and execution thereon is stayed or such lien relates to a final unappealable judgment which is satisfied within 30 days of such judgment or any lien incurred by us or any restricted subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding; and

•	any extension, renewal or replacement in whole or in part of any lien existing at the date of the indenture or referred to in the above exceptions, so long as the total amount of the secured indebtedness does not increase, and the property securing the indebtedness is not expanded, as a result of the extension, renewal or replacement.

Each of the exceptions described above is a “permitted lien”.

     In addition, we, and our restricted subsidiaries, may issue, assume or guarantee funded debt secured by a mortgage or other lien upon any of their property that would otherwise be subject to the foregoing restrictions, and may carry out any other transactions that would otherwise be subject to the foregoing restrictions, so long as the aggregate amount of all such secured funded debt would not, after giving effect to the relevant transaction, exceed 15% of our consolidated net tangible assets. Under the indenture,

•	“consolidated net tangible assets” means our consolidated total assets after deducting therefrom (i) all current liabilities and (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, as shown in our then most recent consolidated balance sheet prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis contained in (x) our most recent annual and quarterly reports on Form 10-K or Form 10-Q, as applicable, as filed with the SEC or (y) if we are no longer subject to reporting requirements under the Exchange Act, our most recent annual or quarterly financial statements certified by our chief financial officer.

Events of Default and Remedies

     An event of default is defined in the indenture as being:

(i)	default in payment of the principal of, or premium, if any, on the notes when due;

(ii)	default in payment of any installment of interest on the notes and the continuance of that default for 30 days;

(iii)	default by us or Nortel Networks Limited in performing or observing any of our or their respective covenants, agreements or other obligations in the indenture for 90 days after written notice by the holders of not less than 25% in aggregate principal amount of the then outstanding notes;

(iv)	default by us or Nortel Networks Limited in respect of any single obligation in respect of indebtedness for borrowed money that exceeds on its face $100,000,000 in principal amount which results in the acceleration of the due date of that indebtedness, and this acceleration is not rescinded or annulled within 10 days after notice meeting the specific requirements of the indenture for that indebtedness has been given; or

(v)	certain events involving our, or Nortel Networks Limited’s, bankruptcy, insolvency or reorganization.

     If an event of default above with respect to us occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of, and premium, if any, and accrued and unpaid interest on, all the notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary.

     Holders of the notes may not enforce the indenture, the notes or the guarantee except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 90 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, or premium, if any, or interest on, the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, or premium, if any, or interest on, the notes that has become due solely by virtue of such acceleration) have been cured or waived. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

     The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, or premium, if any, or accrued and unpaid interest on, the notes (other than the non-payment of principal of, or premium, if any, or interest on, the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Resales under this Prospectus

     Notes resold under the registration statement of which this prospectus forms a part will be represented by one or more permanent global notes in definitive, fully registered form, which will be deposited with the trustee as custodian for DTC and registered in the name of DTC in New York, New York for the accounts of participants in DTC. The notes issued in the private placement are represented by one or more permanent global notes in definitive, fully-registered form without interest coupons, bearing legends relating to certain restrictions on the transfer of the notes. Those global notes have been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

     Upon each sale by a selling securityholder of notes (or our common shares into which the notes may be converted) offered hereby, such selling securityholder will be required to deliver a notice of such sale to the trustee and to us. The notice will, among other things, identify the sale as a sale pursuant to the registration statement of which this prospectus forms a part and certify that the selling securityholder and the principal amount of notes and/or the number of common shares, as the case may be, are identified in this prospectus in accordance with applicable rules and regulations under the Securities Act. A form of the notice is included herein as Appendix A. Additional copies may be requested from Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6, Attention: Corporate Securities Specialist – Securities Law Department (Telephone: (905) 863-0000).

     Upon receipt by the trustee of the notice relating to such sale of notes, an appropriate adjustment will be made to reflect a decrease in the principal amount of the global notes issued in the private placement, and a corresponding increase in the principal amount of the global notes issued under this prospectus.

Book-Entry; Delivery and Form; Global Note

     Except in limited circumstances described below, holders of notes represented by interests in the global notes will not be entitled to receive notes in definitive form.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Upon issuance of global notes in connection with a sale pursuant to the registration statement of which this prospectus forms a part, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of participants. Ownership of beneficial interests in the global notes is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note is shown on, and the transfer of those ownership interests is effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants).

     So long as DTC or its nominee is the registered holder and owner of the global notes, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by such global notes for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

     Payments of the principal of, or premium, if any, and interest on, the notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes.

     Unless and until they are exchanged in whole or in part for notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global notes for notes in definitive form, which it will distribute to its participants.

     Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global notes.

Amendment, Supplement and Waiver

     Except as provided in the two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of, or premium, if any, on or change the fixed maturity of any note or, other than as set forth in the next paragraph, alter the provisions with respect to the redemption of the notes;

•	reduce the rate of or change the time for payment of interest or a premium on any notes;

•	waive a default or event of default in the payment of principal of, or premium, if any, or interest on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, or premium, if any, or interest on, the notes;

•	waive a redemption payment with respect to any note;

•	except as permitted by the indenture, increase the conversion price or, other than as set forth in the next paragraph, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders;

•	modify the guarantee; or

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

     Notwithstanding the foregoing, without the consent of any holder of notes, we, Nortel Networks Limited and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the interests of the holders of the notes in any material respect;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	subject to matters set forth above under "—Amalgamation, Merger, Conveyance, Transfer or Lease” on page 16, provide for the succession of another corporation to Nortel Networks Corporation or Nortel Networks Limited and the assumption of the notes or the guarantee by such successor;

•	provide for conversion rights of holders of notes in certain events such as our amalgamation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

•	add an additional guarantor in respect of the guarantee;

•	permit or facilitate defeasance or discharge of any or all notes, provided that such modification shall not adversely affect the interest of any holders of notes in any material respect; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, or the Trust Indenture Act.

Satisfaction and Discharge

     We, or any of our restricted subsidiaries, are permitted under the indenture, subject to satisfaction of specific conditions, to omit to comply with some or all of our obligations, covenants and agreements with respect to the notes. This is known as “defeasance”. If we satisfy the conditions for defeasance, then any failure on our part to comply with the terms of the indenture as described above will not be an event of default under the indenture. The conditions we must satisfy are as follows:

•	we must irrevocably deposit with the trustee as specific security pledged for the due payment and ultimate satisfaction of our obligations in respect of the notes, funds and/or, subject to specified conditions, obligations of the United States government in an amount sufficient to pay the principal of, and premium, if any, and interest due on the outstanding notes on their stated maturity;

•	we must deliver to the trustee opinions of counsel to the effect that holders of the notes will not recognize income, gain or loss for United States or Canadian federal income tax purposes as a result of the deposit of funds and defeasance of our obligations and will be subject to United States and Canadian federal income tax as if the deposit and defeasance had not occurred;

•	the deposit of funds must not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

•	on the date of the deposit of funds, there must not have occurred and be continuing an event of default with respect to the notes or an event that, with notice or lapse of time, would become an event of default;

•	if the notes are then listed on the New York Stock Exchange, we must deliver to the trustee an opinion of counsel to the effect that the deposit of funds and defeasance of our obligations will not cause the notes to be delisted;

•	we must deliver to the trustee an opinion of counsel stating that all conditions precedent to the defeasance under the indenture have been complied with; and

•	in the case of a defeasance of the covenant described under “—Negative Pledge,” the deposit of funds must not cause the trustee to have a conflicting interest, within the meaning of the indenture and the Trust Indenture Act.

     We also may discharge our obligations under the indenture while notes remain outstanding, other than the conversion rights attaching to the notes, if:

•	all outstanding notes will become due and payable at their scheduled maturity within one year, or

•	all outstanding notes are scheduled for redemption within one year,

and, in either case, we have:

•	deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; and

•	paid all other sums then payable by us under the indenture.

Governing Law

     The indenture provides that the notes and the guarantee are governed by, and will be construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

     A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before the mailing of the notice of redemption.

     The registered holder of a note will be treated as the owner of it for all purposes.

The Trustee

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

     The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

     None of our, or Nortel Networks Limited’s, directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes, the guarantee or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes and the guarantee.

DESCRIPTION OF SHARE CAPITAL OF NORTEL NETWORKS CORPORATION

General

     Our authorized capital includes an unlimited number of common shares and an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without nominal or par value, issuable in series.

Common Shares

     Our common shares are listed on the New York and Toronto stock exchanges. The indenture requires us to have the common shares issuable upon conversion of the notes be eligible for listing on these stock exchanges for so long as our common shares are listed on these stock exchanges or their successors.

     At the close of business on September 30, 2001, there were 3,198,595,637 of our common shares issued and outstanding.

     Holders of our common shares are entitled to one vote per share on all matters voted on at all meetings of shareholders, except meetings at which only holders of other classes or series of our shares are entitled to vote.

     Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of our shares, holders of our common shares have the right to receive any dividends declared and payable by us on our common shares and the right to receive our remaining assets upon liquidation, dissolution or winding-up, if any, after payment of all debts and liabilities.

     Holders of our common shares have no pre-emptive, redemption or conversion rights. Our outstanding common shares are, and shares to be issuable upon conversion of the notes will be, validly issued, fully paid and non-assessable.

Shareholder Rights Plan

     We have adopted a shareholder rights plan, the objectives of which are to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide our board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if such a bid is made and to provide our shareholders with an equal opportunity to participate in such a bid. The shareholder rights plan encourages a potential acquirer to proceed either by way of a “permitted bid” that satisfies certain minimum standards designed to promote fairness, or with the concurrence of our board of directors. A permitted bid under the shareholder rights plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

•	the bid is made to all holders of our shares that are entitled to vote generally on the election of directors;

•	the bid must remain open for at least 60 days and more than 50% of the outstanding voting shares (other than shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for; in addition, if 50% of the voting shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

•	under the terms of the bid, voting shares may be deposited at any time between the date of the bid and the date voting shares are taken up and paid for, and any voting shares so deposited may be withdrawn until taken up and paid for.

     If the take-over bid fails to satisfy such minimum standards and the shareholder rights plan is not waived by our board of directors, the plan provides that our shareholders, other than the offeror, will be able to purchase additional amounts of our common shares at a 50% discount to current market price. A detailed description of the shareholder rights plan may be found in our registration statement on Form 8-A, as amended, which you may obtain as described under “Where You Can Find Available Information” on page 48.

Preferred shares of Nortel Networks Corporation

     Our board of directors may from time to time issue Class A preferred shares and Class B preferred shares in one or more series and determine for any such series, by resolution passed before issuance, its designation, number of shares and respective rights, privileges, restrictions and conditions. The holders of our preferred shares do not have the right to receive notice of, attend, or vote at, any meeting of shareholders except to the extent otherwise determined by our board of directors and set forth in the articles of amendment designating any series of preferred shares or as provided in the Canada Business Corporations Act. We have not issued any preferred shares as of the date of this prospectus.

Preferred shares of Nortel Networks Limited

     As of the date of this prospectus, Nortel Networks Limited has outstanding the following preferred shares:

•	16,000,000 Cumulative Redeemable Class A Preferred Shares Series 5, or Series 5 preferred shares; and

•	14,000,000 Non-cumulative Redeemable Class A Preferred Shares Series 7, or Series 7 preferred shares.

     Holders of Series 5 preferred shares will have the right to convert their shares into Series 6 preferred shares, on a one-for-one basis and subject to certain conditions, on December 1, 2001, and on December 1 of every fifth year thereafter. Holders of Series 6 preferred shares will have a similar right to convert back into Series 5 preferred shares every five years. In certain circumstances, conversions may be automatic and mandatory, or may not occur at all. Holders of the Series 5 preferred shares will, until November 30, 2001, be entitled to an annual fixed cumulative preferential cash dividend of Cdn$1.275 per share (5.1 percent). From December 1, 2001, holders of the Series 5 preferred shares will be entitled to, if declared, a monthly floating adjustable cumulative preferential cash dividend, which will float in relation to changes in the average of the prime commercial lending rates of two designated Canadian chartered banks. If issued, holders of the Series 6 preferred shares will, until November 30, 2006, be entitled to an annual fixed cumulative preferential cash dividend equal to 80% of the yield to maturity, compounded semi-annually, that would be carried by Government of Canada non-callable bonds with a five-year maturity on November 12, 2001, as computed by two designated registered Canadian investment dealers. Such dividend will be payable, if declared, quarterly on the first day of March, June, September and December. The Series 5 preferred shares will be redeemable after December 1, 2001, at the option of Nortel Networks Limited, at Cdn$25.50 per share together with accrued and unpaid dividends up to, but excluding, the date of redemption. The Series 6 preferred shares will also be redeemable, at the option of Nortel Networks Limited, at Cdn$25 per share, together with accrued and unpaid dividends up to, but excluding, the date of redemption, on December 1, 2006, and on December 1 of every fifth year thereafter.

     The Series 7 preferred shares are convertible, in specific circumstances, into an equal number of Non-cumulative Redeemable Class A Preferred Shares Series 8, or Series 8 preferred shares, none of which are currently outstanding. Once issued, the Series 8 preferred shares are convertible, in specific circumstances, into Series 7 preferred shares. In the event of the dissolution, liquidation or winding up of Nortel Networks Limited, the holders of Nortel Networks Limited preferred shares would have a prior claim on the assets of Nortel Networks Limited ahead of us, as the sole holder of Nortel Networks Limited common shares.

     A detailed description of Nortel Networks Limited’s outstanding preferred shares may be found in its registration statement on Form 8-A, as amended, which you may obtain as described under “Where You Can Find Available Information” on page 48.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the principal United States federal income tax considerations that may be relevant to an investor that is a “U.S. holder” (as defined below) in connection with the purchase, ownership, conversion and disposition of the notes and the ownership and disposition of our common shares issuable upon the conversion of the notes. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in the notes or our common shares issued on the conversion of the notes.

     In addition, this summary deals only with investors that are U.S. holders who did not acquire the notes at a price different than their initial offering price, who will own the notes and common shares issuable upon the conversion of the notes as capital assets, and whose functional currency is the U.S. dollar. It does not address United States federal income tax considerations applicable to investors that own or are treated for United States federal income tax purposes as owning 10% or more of our voting stock or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, traders in securities electing to mark to market, or persons that will hold the notes or common shares issuable upon the conversion of the notes as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “conversion transaction” or other integrated investment comprised of the notes or common shares and one or more other investments. Furthermore, this summary does not discuss any aspect of state, local or United States federal estate or gift tax laws. Prospective purchasers of the notes are urged to consult their tax advisers with regard to the application of United States federal, state, local, and foreign tax laws to their to their particular situations.

     As used herein, the term “U.S. holder” means a beneficial owner of a note or our common shares that is a citizen or resident of the United States or a United States domestic corporation or that otherwise will be subject to United States federal income taxation on a net income basis in respect of the notes and our common shares.

Payments of Interest

     Payments of interest with respect to a note will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the note as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

Disposition of the Notes

     A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the notes in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder’s adjusted tax basis in the notes. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the notes have been held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 20%. The ability of U.S. holders to offset capital losses against ordinary income is limited.

     If a U.S. holder elects to accept our offer to repurchase their notes upon the occurrence of a change of control, however, and we deliver solely our common shares in exchange for the note (except for cash in lieu of a fractional common share and cash in payment of interest), the U.S. holder generally will recognize no gain or loss on the exchange, except that the cash received in payment of interest will be taxable as interest and the cash received in lieu of a fractional common share should be treated as payment in exchange for such fractional common share. Accordingly, the receipt of cash in lieu of a fractional common share will result in gain (or loss) to a U.S. holder equal to the difference between the cash received and the U.S. holder’s adjusted tax basis allocable to such fractional common share.

     If a U.S. holder elects to accept our offer to repurchase their notes upon the occurrence of a change of control, and we deliver a combination of our common shares and cash (other than cash in lieu of a fractional common share and cash in payment of interest) in satisfaction of the purchase price, the U.S. holder will recognize gain (but not loss) but only to the extent of such cash received. Such gain will generally be capital gain.

     A U.S. holder’s basis in our common shares received in exchange for a note tendered to us in connection with a change of control will be the same as the U.S. holder’s basis in the note at the time of the exchange, less any basis allocable to a fractional common share. However, this basis will be (i) decreased by the amount of cash received in the exchange (other than cash in lieu of fractional common shares and cash in payment of interest) and (ii) increased by the amount of any gain recognized by the U.S. holder in the exchange. The holding period for common shares received in the exchange will generally be the same as the U.S. holder’s holding period for the exchanged notes.

Conversion of the Notes into Our Common Shares

     A U.S. holder generally will not recognize gain or loss on a conversion of the notes into our common shares, for United States federal income tax purposes, except with respect to cash received in lieu of a fractional common share. The receipt of such cash will be treated as a taxable payment in exchange for the fractional common share and will result in the recognition of gain (or loss) to a U.S. holder equal to the difference between the amount of cash received and the amount of the U.S. holder’s adjusted tax basis allocable to such fractional common share.

     Following conversion, a U.S. holder generally will have the same tax basis (reduced by the portion of tax basis allocated to any fractional common share for which cash is received) and holding period in the common shares received upon conversion as the U.S. holder had in the notes.

Constructive Dividends Based on an Adjustment of Conversion Price

     The conversion price of the notes is subject to adjustment in certain circumstances. Adjustments that have the effect of increasing the proportionate interest of holders of the notes in our assets or earnings (for example, an adjustment following a distribution of property by us to our shareholders) in some circumstances may give rise to deemed dividend income for United States federal income tax purposes to those holders. Similarly, any cash paid to you in lieu of such an adjustment may also be treated as a dividend.

Distributions with Respect to Our Common Shares, Foreign Source Income and Foreign Tax Credits

     The gross amount of any cash dividends paid by us with respect to our common shares, including the amount of any Canadian taxes withheld from these dividends, generally will be includible in the gross income of a U.S. holder to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. This income will be foreign source dividend income and will not be eligible for the dividends-received deduction allowed to United States corporations with respect to stock of other United States corporations. Canadian withholding tax at the legally applicable rate will be treated as foreign income tax which United States holders may elect to deduct in computing their taxable income or, subject to the complex limitations on foreign tax credits generally, credit against their United States federal income tax liability. Dividends on the common shares generally will constitute passive income or, in some cases, financial services income for United States foreign tax credit purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in the common shares or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-United States taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

     Distributions of our common shares to U.S. holders that are made as part of a pro rata distribution to all holders of our common shares generally will not be subject to United States federal income tax.

Dispositions of Our Common Shares

     Assuming that our common shares are held as a capital asset, gain or loss realized by a U.S. holder on the sale or other disposition of the common shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder’s tax basis in the common shares and the amount realized on the disposition. This gain or loss will be long-term capital gain or loss only if the common shares were held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 20%. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Non-U.S. Holders

     A holder or beneficial owner of the notes or common shares issuable upon the conversion of the notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual, which we refer to as a “non-U.S. holder”, generally will not be subject to United States federal income or withholding tax on interest received on the notes or on dividends received on the common shares unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States. In addition, a non-U.S. holder will not be subject to United States federal income or withholding tax on gain realized on the sale of the notes or common shares, unless:

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•	in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

     Interest paid on the notes and dividends paid on our common shares issued on the conversion of the notes, and proceeds from the sale or disposition of notes or common shares may be subject to the information reporting requirements of United States federal law and may be subject to backup withholding unless the holder:

•	establishes that it is a corporation or other exempt holder; or

•	provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a holder does not constitute a tax separate from the United States federal income tax and will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle the holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

     Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of such information reporting requirements and backup withholding tax.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes or a Holder, who, for purposes of the Income Tax Act (Canada), or the Tax Act, at all relevant times, (i) holds notes and our common shares issued on the conversion of the notes as capital property, and (ii) is not affiliated with us and deals with us at arm’s length. Special rules, not discussed in this summary, may apply to “financial institutions” (as defined in the Tax Act) and to non-resident insurers carrying on an insurance business in Canada and elsewhere. Holders that are financial institutions or non-resident insurers should consult their own tax advisors.

     This summary is based upon the current provisions of the Tax Act, the regulations thereunder, and the current published administrative and assessing practices of the Canada Customs and Revenue Agency, or the CCRA. This summary takes into account all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, and assumes that all such Proposed Amendments will be enacted in their present form. This summary does not otherwise take into account or anticipate any changes to the Tax Act, the regulations thereunder, or administrative practices relating to any of the foregoing, whether by legislative, governmental or judicial decision or action.

     This summary is of a general nature only and is not intended to be and should not be construed as legal or tax advice to any prospective investor. This summary does not take into account foreign and provincial tax legislation or considerations, which may vary from the Canadian federal income tax considerations described herein. Prospective investors should consult their own tax advisors having regard to their particular circumstances.

Residents of Canada

     The following portion of the summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act is or is deemed to be resident in Canada, or a Resident Holder. Certain such Holders whose notes or common shares issuable upon the conversion of the notes might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Currency Conversion

     All amounts relating to the acquisition, holding or disposition of a note or a common share issuable upon the conversion of a note, including adjusted cost base and proceeds of disposition, must be converted at the relevant date into Canadian dollars for the purposes of the Tax Act. The amount of interest and capital gain or capital loss of a Resident Holder of notes may be affected by fluctuations in the Canadian/US dollar exchange rate.

Taxation of Interest and other Amounts on the Notes

     A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year all interest on a note that accrues to the Resident Holder to the end of that taxation year or that is received or becomes receivable by the Resident Holder before the end of that taxation year, except to the extent that such amount was included in its income for a preceding taxation year.

     Any other Resident Holder, including an individual, will be required to include in income for a taxation year all interest on a note received or receivable by such Resident Holder in the year (depending on the method regularly followed by the Resident Holder in computing income), to the extent that such interest was not included in income in a preceding year.

     Where a Resident Holder is required to include in income interest on a note that accrued before such note was acquired by the Resident Holder, the Resident Holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base to the Resident Holder of the note will be reduced by the amount which is so deductible.

     Any amount paid by us as a penalty or bonus because of early repayment of all or part of the principal amount of a note will be deemed to be received by the Resident Holder as interest on the note and included in the Resident Holder’s income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the note for periods ending after the payment of such amount.

Dispositions

     On a disposition or deemed disposition of a note, including a redemption, payment on maturity, repurchase or purchase for cancellation, a Resident Holder will generally be required to include in computing income for the taxation year in which the disposition occurs the amount of interest accrued on the note to the extent that such amount has not otherwise been included in income for the year or a preceding taxation year and such amount will be excluded from the proceeds of disposition of the note.

     In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest or any amount deemed to be interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the note to the Resident Holder immediately before the disposition. One-half of any capital gain, or a taxable capital gain, will be required to be included in computing income and one-half of any capital loss, or an allowable capital loss, may be deducted from taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual may give rise to a liability for alternative minimum tax.

     If we pay an amount on repurchase of a note by issuing our common shares to a Resident Holder, the Resident Holder’s proceeds of disposition will be equal to the fair market value of the common shares so received, which may result in a capital gain or capital loss. The cost to a Resident Holder of common shares so received will be equal to the fair market value of such common shares. The adjusted cost base to the Resident Holder of common shares so received will be averaged with the adjusted cost base of all other common shares held by such Resident Holder as capital property.

     A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including interest income and taxable capital gains.

Exercise of Conversion Privilege

     A Resident Holder that converts a note into our common shares pursuant to the conversion privilege will not be considered to realize a capital gain or capital loss on such conversion. The cost to such Resident Holder of the common shares acquired on such conversion will be equal to the Resident Holder’s adjusted cost base of the note immediately before the conversion. The adjusted cost base to the Resident Holder of the common shares acquired on the conversion will be determined by averaging the cost of such shares with the adjusted cost base of all other common shares of our capital stock held by such Holder as capital property. Under the current administrative practice of the CCRA, a Resident Holder who, upon conversion of a note receives cash not in excess of Cdn$200 in lieu of a fraction of a common share may either treat this amount as proceeds of disposition of a portion of a note thereby realizing a capital gain or capital loss, or alternatively, may reduce the adjusted cost base of the common shares that the Resident Holder receives on the conversion by the amount of the cash received.

Common Shares

     Dividends declared and paid on common shares will be included in a Resident Holder’s income as taxable dividends received from a taxable Canadian corporation. The normal gross-up and dividend tax credit rules will generally apply to dividends received by an individual, and dividends received by a Resident Holder that is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax under Part IV of the Tax Act on such dividends.

     A disposition or deemed disposition of common shares will generally result in the Resident Holder realizing a capital gain (or capital loss) to the extent the proceeds of disposition are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base of the common shares and any reasonable costs related to the disposition. The tax treatment of capital gains and capital losses is discussed above under “Dispositions”.

     In the case of a Resident Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a common share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the Tax Act in this regard. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, where a trust is a member of a partnership that owns common shares or where a partnership or trust is a beneficiary of a trust that owns common shares.

Non-Residents of Canada

     The following portion of the summary is applicable to a Holder or, a Non-Resident Holder, who, at all relevant times, for purposes of the Tax Act and any applicable treaty or convention, is not resident or deemed to be resident in Canada and does not use or hold and is not deemed to use or hold a note or common share acquired under the terms thereof in carrying on business in Canada. Special rules, which are not discussed below, may apply to a non-resident insurer that carries on business in Canada and elsewhere.

Payment of Principal and Interest on the Notes

     The payment by us of principal or interest on the notes (whether in cash or our common shares) to a Non-Resident Holder with whom we deal at arm’s length within the meaning of the Tax Act at the time of making the payment will be exempt from Canadian withholding tax. For purposes of the Tax Act, related persons (as therein defined) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

Conversion of the Notes

     The conversion of a note into our common shares on the exercise of the conversion privilege by a Non-Resident Holder will not constitute a disposition of the note and, accordingly, a Non-Resident Holder will not realize a gain or loss on such conversion.

Dividends on our Common Shares

     Dividends paid or credited, or deemed to be paid or credited, on our common shares to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. Generally, a Non-Resident Holder who is, for purposes of the Canada-United States Income Tax Convention, (1980), a resident of the United States and the beneficial owner of dividends on our common shares will be subject to Canadian withholding tax on dividends, including stock dividends, paid or credited, or deemed under the Tax Act to be paid or credited, by us to the holder at a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of our voting stock, the rate of withholding tax is reduced to 5%). Dividends paid or credited to a Non-Resident Holder that is a United States tax-exempt organization as described in Article XXI of the Canada-United States Income Tax Convention, (1980) will generally not be subject to Canadian withholding tax provided certain administrative procedures are observed. Non-Resident Holders to whom these treaty benefits may be applicable should consult their own tax advisors.

Disposition of the Notes or our Common Shares

     A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a note (including on a redemption or repurchase) or of a common share issued on the conversion of the notes unless the note or common share, as the case may be, is “taxable Canadian property”

to the Non-Resident Holder. Provided the common shares issued on the conversion of the notes are listed on a prescribed stock exchange (which currently includes the New York Stock Exchange and The Toronto Stock Exchange), notes and common shares will not be “taxable Canadian property” to a Non-Resident Holder unless the Non-Resident Holder, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length, at any time within the 60 month period immediately preceding the disposition, owned or had an interest in or an option (including pursuant to a note) in respect of 25% or more of the issued shares of any class or series of our capital stock.

     Where a note or common share issuable upon conversion of a note, as applicable, is taxable Canadian property to the Non-Resident Holder, and the Non-Resident Holder is entitled to exemptions available under an applicable income tax treaty or convention, subject to the terms of the applicable treaty or convention, the Non-Resident Holder will generally be exempt from tax in respect of the disposition of the note or common shares issuable upon conversion of a note, provided the value of our shares is not derived principally from real property situated in Canada.

SELLING SECURITYHOLDERS

     Selling securityholders may offer and sell the notes and the common shares issuable upon conversion of the notes pursuant to this prospectus. Our registration of the notes (and related guarantee) and the common shares issuable upon conversion of the notes does not necessarily mean that the selling securityholders will sell all or any of the notes or the common shares.

     The information provided in the table below with respect to each selling securityholder has been obtained from such selling securityholder, except that the information contained under the column heading “Number of Common Shares That May Be Sold”, which was calculated assuming conversion of the full amount of the notes held by the securityholder at the initial rate of 100 common shares per each $1,000 principal amount of notes.

     J.P. Morgan Securities Inc. was an initial purchaser in connection with the private placement of the notes and, has, along with certain of its affiliates, engaged in the last three years and may in the future engage in investment banking transactions with us and Nortel Networks Limited. We and Nortel Networks Limited have in the last three years used and may in the future use an affiliate of Bear, Stearns & Co. Inc. for securities brokerage activities. To our knowledge, none of the other selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or Nortel Networks Limited.

     We cannot estimate the principal amount of notes or the number of common shares that will be beneficially owned by the selling securityholders after any offering by such selling securityholders because the selling securityholders may sell all or some portion of the notes or the common shares beneficially owned by them. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the notes or the common shares in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth below:

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

Aftra Health Fund	$500,000	$500,000	–	50,000

AIM Global Infrastructure Fund	$175,000	$175,000	–	17,500

AIM Global Utilities Fund	$2,100,000	$2,100,000	–	210,000

AIM VI Balanced Fund	$24,000,000	$24,000,000	–	2,400,000

AIM VI Global Utilities Fund	$275,000	$275,000	–	27,500

AIM High Yield II Fund	$750,000	$750,000	–	75,000

Alexandra Global Investment Fund 1, LTD	$7,000,000	$7,000,000	–	700,000

Alpha U.S. Sub Fund VIII, LLC	$2,000,000	$2,000,000	–	200,000

Amaranth L.L.C	$23,500,000	$23,500,000	–	2,350,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

American Fidelity Assurance Company	$600,000	$600,000	–	60,000

Amerisure Companies/ Michigan Mutual Insurance Company	$150,000	$150,000	–	15,000

AmerUs Life Insurance Company	$600,000	$600,000	–	60,000

Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$5,000,000	$5,000,000	–	500,000

Argent Convertible Arbitrage Fund Ltd.	$2,000,000	$2,000,000	–	200,000

Argent LowLev Convertible Arbitrage Fund Ltd.	$500,000	$500,000	–	50,000

Associated Electric & Gas Insurance Services Limited	$2,500,000	$2,500,000	–	250,000

AST AIM Balanced Fund	$3,000,000	$3,000,000	–	300,000

Aventis Pension Master Trust	$255,000	$255,000	–	25,500

BankAmerica Pension Plan	$2,500,000	$2,500,000	–	250,000

Bank Austria Cayman Islands, Ltd.	$20,000,000	$20,000,000	–	2,000,000

Bankers Trust Co.—DaimlerChrysler Corp Emp#1 Pension Fund	$7,535,000	$7,535,000	–	753,500

BBT Fund, L.P.	$15,000,000	$15,000,000	–	1,500,000

Bear, Stearns & Co. Inc.	$10,000,000	$10,000,000	–	1,000,000

Black Diamond Capital I, Ltd.	$167,000	$167,000	–	16,700

Black Diamond Offshore Ltd.	$600,000	$600,000	–	60,000

BNP Paribas Equity Strategies, SNC	$23,985,000	$23,985,000	–	2,398,500

Boilermaker—Blacksmith Pension Trust	$1,600,000	$1,600,000	–	160,000

BTESC—Convertible Arb	$1,500,000	$1,500,000	–	150,000

BTPO—Growth Vs Value	$6,000,000	$6,000,000	–	600,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

CALAMOS® Convertible Fund—CALAMOS® Investment Trust	$4,800,000	$4,800,000	–	480,000

CALAMOS® Convertible Portfolio—CALAMOS® Advisors Trust	$165,000	$165,000	–	16,500

CALAMOS® Convertible Technology Fund—CALAMOS® Investment Trust	$60,000	$60,000	–	6,000

CALAMOS® Global Convertible Fund—CALAMOS® Investment Trust	$150,000	$150,000	–	15,000

CALAMOS® Market Neutral Fund—CALAMOS® Investment Trust	$7,500,000	$7,500,000	–	750,000

CapitalCare, Inc.	$25,000	$25,000	–	2,500

CareFirst of Maryland, Inc.	$100,000	$100,000	–	10,000

CCFX, LLC	$9,000,000	$9,000,000	–	900,000

Cheyne Capital Management Limited	$500,000	$500,000	–	50,000

Chrysler Corporation Master Retirement Trust	$7,945,000	$7,945,000	–	794,500

Citicorp Life Insurance Company	$92,000	$92,000	–	9,200

CitiSAM Fund Ltd.	$3,900,000	$3,900,000	–	390,000

City of Albany Pension Plan	$140,000	$140,000	–	14,000

City of Knoxville Pension System	$330,000	$330,000	–	33,000

Clarica Life Insurance Co.— U.S	$400,000	$400,000	–	40,000

Consulting Group Capital Markets Funds	$525,000	$525,000	–	52,500

Convertible Securities Funds	$230,000	$230,000	–	23,000

CooperNeff Convertible Strategies Fund, L.P.	$5,428,000	$5,428,000	–	542,800

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

CSFB Convertible and Quantitative Strategies	$500,000	$500,000	–	50,000

DeAm Convertible Arbitrage FD	$2,700,000	$2,700,000	–	270,000

Deephaven Domestic Convertible Trading Ltd.	$42,997,000	$42,997,000	–	4,299,700

Defined Benefit Plan of ICI American Holdings, Inc.	$366,000	$366,000	–	36,600

Defined Benefit Plan of Zeneca AG Product Holdings, Inc.	$128,000	$128,000	–	12,800

Delta Airlines Master Trust	$2,150,000	$2,150,000	–	215,000

Delta Airlines Master Trust—International	$213,000	$213,000	–	21,300

Delta Pilots Disability and Survivorship Trust	$1,070,000	$1,070,000	–	107,000

Dorinco Reinsurance Company	$400,000	$400,000	–	40,000

Double Black Diamond Offshore LDC	$3,087,000	$3,087,000	–	308,700

Drury University	$50,000	$50,000	–	5,000

Equity and Convertibles Funds	$1,930,000	$1,930,000	–	193,000

Equity Income Funds	$220,000	$220,000	–	22,000

Fidelity Devonshire Trust:

Fidelity Equity—Income Fund	$10,300,000	$10,300,000	–	1,300,000

Fidelity Puritan Trust:

Fidelity Puritan Fund	$9,362,000	$9,362,000	–	936,200

Franklin and Marshall College	$430,000	$430,000	–	43,000

FreeState Health Plan, Inc.	$25,000	$25,000	–	2,500

General Motors Welfare Benefit Trust (VEBA)	$2,500,000	$2,500,000	–	250,000

Global Bermuda Limited Partnership	$2,900,000	$2,900,000	–	290,000

GM Employees Global GRP Pen TR (Abs Return Portfolio)	$2,500,000	$2,500,000	–	250,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

Goldman, Sachs & Co.	$382,000	$382,000	–	38,200

Grace Brothers, Ltd.	$1,000,000	$1,000,000	–	100,000

Grace Brothers Management, LLC	$2,000,000	$2,000,000	–	200,000

Greek Catholic Union	$60,000	$60,000	–	6,000

Greek Catholic Union II	$35,000	$35,000	–	3,500

Group Hospitalization and Medical Services, Inc.	$100,000	$100,000	–	10,000

HBK Master Fund L.P.	$5,000,000	$5,000,000	–	500,000

HFR Master Fund, LTD	$60,000	$60,000	–	6,000

Highbridge International LLC	$100,000,000	$100,000,000	–	10,000,000

H.K. Porter Company, Inc.	$35,000	$35,000	–	3,500

ICI Canada, Inc. Pension Trust Fund	$146,000	$146,000	–	14,600

IL Annuity and Insurance Company	$3,900,000	$3,900,000	–	390,000

IMF Convertible Fund	$700,000	$700,000	–	70,000

Investcorp SAM Fund Ltd.	$3,000,000	$3,000,000	–	300,000

Jersey (IMA) LTD	$1,000,000	$1,000,000	–	100,000

JMG Convertible Investments, LP	$25,075,000	$25,075,000	–	2,507,500

JMG Triton Offshore Fund, Ltd.	$17,575,000	$17,575,000	–	1,757,500

J.P. Morgan Securities Inc.	$13,154,000	$13,154,000	–	1,315,400

J. W. McConnell Family Foundation	$355,000	$355,000	–	35,500

Kettering Medical Center Funded Depreciation Account	$100,000	$100,000	–	10,000

Knoxville Utilities Board Retirement System	$225,000	$225,000	–	22,500

Lakeshore International, LTD	$11,600,000	$11,600,000	–	1,160,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

Landesbank Schleswig-Holstein International S.A.	$7,500,000	$7,500,000	–	750,000

Libertyview Fund LLC	$1,000,000	$1,000,000	–	100,000

Libertyview Funds L.P.	$4,000,000	$4,000,000	–	400,000

Libertyview Global Volatility Fund L.P.	$4,000,000	$4,000,000	–	400,000

Lipper Convertibles, L.P.	$8,000,000	$8,000,000	–	800,000

Lipper Convertibles Series II, L.P.	$1,000,000	$1,000,000	–	100,000

Lipper Offshore Convertibles, L.P.	$3,000,000	$3,000,000	–	300,000

Louisiana Workers’ Compensation Corporation	$215,000	$215,000	–	21,500

Lutheran Brotherhood	$6,250,000	$6,250,000	–	6,25,000

Macomb County Employees’ Retirement System	$200,000	$200,000	–	20,000

Mainstay Convertible Fund	$7,300,000	$7,300,000	–	730,000

Mainstay VP Convertible Portfolio	$2,000,000	$2,000,000	–	200,000

Managed Assets Trust	$800,000	$800,000	–	80,000

McMahan Securities Co. L.P.	$100,000	$100,000	–	10,000

Merced Partners Limited Partnership	$6,000,000	$6,000,000	–	600,000

Microsoft Corporation	$1,150,000	$1,150,000	–	115,000

MLQA Convertible Securities Arbitrage Ltd.	$10,000,000	$10,000,000	–	1,000,000

Motion Picture Industry Health Plan—Active Member Fund	$730,000	$730,000	–	73,000

Motion Picture Industry Health Plan—Retiree Member Fund	$310,000	$310,000	–	31,000

National Benefit Life Insurance Company	$475,000	$475,000	–	47,500

Nations Convertible Securities Funds	$6,000,000	6,000,000	–	600,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

Nations Equity Income Funds	$3,450,000	$3,450,000	–	345,000

New York Life Separate Account #7	$1,000,000	$1,000,000	–	100,000

Newport Investments, Inc.	$3,000,000	$3,000,000	–	300,000

NORCAL Mutual Insurance Company	$400,000	$400,000	–	40,000

OCM Convertible Trust	$4,900,000	$4,900,000	–	490,000

OCM International Convertible Trust	$286,000	$286,000	–	28,600

Palladin Securities LLC	$1,300,000	$1,300,000	–	130,000

Partner Reinsurance Company, Ltd.	$1,270,000	$1,270,000	–	127,000

Partner Reinsurance Company, Ltd.—International	$105,000	$105,000	–	10,500

Penn Treaty Network America Insurance Company	$570,000	$570,000	–	57,000

Peoples Benefit Life Insurance Company	$5,000,000	$5,000,000	–	500,000

Peoples Benefit Life Insurance Company TEAMSTERS	$6,000,000	$6,000,000	–	600,000

Physicians’ Reciprocal Insurers Account # 7	$450,000	$450,000	–	45,000

Port Authority of Allegheny County

Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	$1,670,000	$1,670,000	–	167,000

President and Fellows of Harvard College	$7,500,000	$7,500,000	–	750,000

Primerica Life Insurance Company	$1,679,000	$1,679,000	–	167,900

Prisma Foundation	$100,000	$100,000	–	10,000

Quattro Fund Ltd.	$2,000,000	$2,000,000	–	200,000

Ramius Capital Group	$1,300,000	$1,300,000	–	130,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

RCG Latitude Master Fund, Ltd.	$4,700,000	$4,700,000	–	470,000

RCG Multi Strategy, LP	$500,000	$500,000	–	50,000

Retail Clerks Pension Trust	$2,500,000	$2,500,000	–	250,000

Rhapsody Fund, LP	$5,300,000	$5,300,000	–	530,000

Sage Capital	$2,300,000	$2,300,000	–	230,000

SAM Investments LDC	$50,000,000	$50,000,000	–	5,000,000

Shelby County Trust Bank as Custodian for Citizens Security Life Insurance Company	$200,000	$200,000	–	20,000

Southdown Pension Plan	$160,000	$160,000	–	16,000

Southern Farm Bureau Life Insurance Company	$375,000	$375,000	–	37,500

SPT	$1,935,000	$1,935,000	–	193,500

St. Albans Partners Ltd.	$5,000,000	$5,000,000	–	500,000

State Employees’ Retirement Fund of the State of Delaware	$3,160,000	$3,160,000	–	316,000

State Employees’ Retirement Fund of the State of Delaware—International	$1,426,000	$1,426,000	–	142,600

State of Connecticut Combined Investment Funds	$6,685,000	$6,685,000	–	668,500

State of Florida, Office of the Treasurer	$1,200,000	$1,200,000	–	120,000

State Street Bank—GE Pension Trust	$3,465,000	$3,465,000	–	346,500

Sturgeon Ltd.	$120,000	$120,000	–	12,000

Sunrise Partners L.L.C	$18,500,000	$18,500,000	–	1,850,000

Tamarack International LTD	$6,000,000	$6,000,000	–	600,000

TCW Group, Inc.	$18,365,000	$18,365,000	–	1,836,500

Teachers Insurance and Annuity Association	$6,000,000	$6,000,000	–	600,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

The Class IC Company	$1,500,000	$1,500,000	–	150,000

The Cockrell Foundation	$40,000	$40,000	–	4,000

The Dow Chemical Company Employees’ Retirement Plan	$3,150,000	$3,150,000	–	315,000

The Fondren Foundation	$45,000	$45,000	–	4,500

The Northwestern Mutual Life Insurance Company	$14,000,000	$14,000,000	–	1,400,000

The Northwestern Mutual Life Insurance Company for its Group Annuity Separate Account	$500,000	$500,000	–	50,000

The Travelers Indemnity Company	$6,323,000	$6,323,000	–	632,300

The Travelers Insurance Company—Life	$2,996,000	$2,996,000	–	299,600

The Travelers Insurance Company Separate Account TLAC	$208,000	$208,000	–	20,800

The Travelers Life and Annuity Company	$227,000	$227,000	–	22,700

Travelers Series Trust Convertible Bond Portfolio	$1,200,000	$1,200,000	–	120,300

Tribeca Investments, L.L.C	$15,000,000	$15,000,000	–	1,500,000

Union Carbide Retirement Account	$2,130,000	$2,130,000	–	213,000

United Food and Commercial Workers Local 1262 and Employers Pension Fund	$735,000	$735,000	–	73,500

United Healthcare Insurance Company	$1,000,000	$1,000,000	–	100,000

Vanguard Convertible Securities Fund	$7,660,000	$7,660,000	–	766,000

Variable Insurance Products Fund: Equity—Income Portfolio	$4,800,000	$4,800,000	–	480,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

Victory Capital Management— California State Auto Assoc Inter—Insurance	$910,000	$910,000	–	91,000

Victory Capital Management— California State Auto Assoc Retirement Pension Plan	$190,000	$190,000	–	19,000

Victory Capital Management— Charitable Convertible Securities Fund	$2,545,000	$2,545,000	–	254,500

Victory Capital Management— Charitable Income Fund	$510,000	$510,000	–	51,000

Victory Capital Management— EB Convertible Securities Fund	$2,675,000	$2,675,000	–	267,500

Victory Capital Management— Field Foundation of Illinois	$130,000	$130,000	–	13,000

Victory Capital Management— GenCorp Foundation	$100,000	$100,000	–	10,000

Victory Capital Management— Health Foundation of Greater Cincinnati	$430,000	$430,000	–	43,000

Victory Capital Management— Key Trust Convertible Securities Fund	$445,000	$445,000	–	44,500

Victory Capital Management— Key Trust Fixed Income Fund	$750,000	$750,000	–	750,000

Victory Capital Management— Parker/Key Convertible	$685,000	$685,000	–	68,500

Victory Capital Management— Potlatch	$1,825,000	$1,825,000	–	1,825,000

Victory Capital Management— Union Security Life Insurance Co.	$110,000	$110,000	–	11,000

Victory Capital Management— Victory Convertible Securities Fund	$1,700,000	$1,700,000	–	170,000

Vopak USA Inc., Retirement Plan	$380,000	$380,000	–	38,000

White River Securities L.L.C	$10,000,000	$10,000,000	–	1,000,000

	Principal Amount of	Principal Amount of	Number of Common	Number of Common
	Notes Owned Before	Notes That May Be	Shares Owned Before	Shares That May Be
	Offering	Sold	Offering	Sold

Wilmington Trust Company— Forrestal Funding Master Trust	$50,000,000	$50,000,000	–	5,000,000

Worldwide Transactions Ltd.	$146,000	$146,000	–	14,600

Yield Strategies Fund II, LP	$5,000,000	$5,000,000	–	500,000

Zeneca Holdings Pension Trust	$225,000	$225,000	–	22,500

     If, after the date of this prospectus, a securityholder notifies us pursuant to the registration agreement of its intent to dispose of notes or common shares pursuant to the registration statement, we may supplement this prospectus to include that information.

PLAN OF DISTRIBUTION

     We are registering the notes (and related guarantee) and the common shares issuable upon conversion of the notes covered by this prospectus for the selling securityholders. We and Nortel Networks Limited have paid the costs and fees of registering the notes (and related guarantee) and the common shares issuable upon conversion of the notes, but the selling securityholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the notes or the common shares. The selling securityholders will be indemnified by us and Nortel Networks Limited against certain civil liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities. We and Nortel Networks Limited will be indemnified by the selling securityholders against certain civil liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     A selling securityholder may sell the notes or the common shares issuable upon conversion of the notes:

•	on any national securities exchange or quotation service on which the notes or the common shares may be listed or quoted at the time of any such sale;

•	in the over-the-counter market; or

•	otherwise,

at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

     In addition, a selling securityholder may sell some or all of the notes or the common shares issuable upon conversion of the notes in transactions effected through:

•	a block trade in which a broker-dealer may resell a part of the block as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     When selling notes or common shares issuable upon conversion of the notes, a selling securityholder may enter into one or more, or a combination of, hedging transactions with financial institutions, which we refer to as “counterparties”, in which it:

•	enters into transactions involving short sales of notes or common shares by counterparties;

•	sells notes or common shares short itself and redelivers such notes or common shares to close out its short positions;

•	enters into options, forward or other types of transactions that require the selling securityholders to deliver notes or common shares to a counterparty, which may resell or transfer the notes or the common shares issuable upon conversion of the notes under this prospectus; or

•	loan or pledge notes or the common shares to a counterparty, which may sell or transfer such notes or shares.

     A selling securityholder may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by a selling securityholder may allow other broker-dealers to participate in resales. A selling securityholder and any broker-dealers involved in a sale or resale of the notes or the common shares issuable upon conversion of the notes may qualify as “underwriters” within the meaning of the Section 2(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If a broker-dealer qualifies as an “underwriter”, the broker-dealer will be subject to the prospectus delivery requirements of the Securities Act.

     We will make copies of this prospectus available to the selling securityholders and have informed the selling securityholders of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the notes or the common shares.

     In addition to selling the notes or the common shares issuable upon conversion of the notes covered by this prospectus, a selling securityholder may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the notes or the common shares, including liabilities arising under the Securities Act.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common shares by the selling securityholders.

     Our common shares trade on the New York Stock Exchange under the symbol “NT”. We have applied for listing of the notes on the New York Stock Exchange. However, no assurances can be given as to the development or liquidity of any trading market for the notes. See “Risk Factors — An active trading market for the notes may not develop.”

     We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common shares pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common shares by other means not described in this prospectus. In addition, any notes or underlying common shares covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the underlying common shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states, the notes and underlying common shares may not be sold unless they have been registered or qualified for sale or qualify for an exemption from registration.

     Under applicable rules of and regulations under the Exchange Act, any person engaged in the distribution of the notes or the underlying common shares may not simultaneously engage in market making or other purchasing activities with respect to the notes or our common shares for a period of up to five business days prior to the commencement of such distribution and ending upon the completion of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the associated rules of and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of notes or common shares by the selling securityholders.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of notes or common shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by broker-dealer(s). Such supplement will disclose:

•	the name of the selling securityholder and of the participating broker-dealer(s);

•	the number of notes and/or common shares involved;

•	the price at which such notes and/or common shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     A prospectus has not been filed with the securities commission or similar regulatory authority of any province or territory of Canada in connection with the offering and sale of the notes or in connection with the common shares issuable upon conversion of the notes. Each selling securityholder is deemed to have represented and agreed that it will not sell the notes or the common shares issuable upon conversion of the notes, into Canada, including through the facilities of a Canadian stock exchange, for a period of 90 days following the date of closing of the sale of the notes to the initial purchasers (which occurred on August 15, 2001) except pursuant to an available exemption from the prospectus requirements of applicable Canadian securities laws. Following November 14, 2001, selling securityholders may sell the notes, and the common shares issuable upon conversion of the notes, into Canada only in compliance with applicable Canadian securities laws.

ENFORCEMENT OF CIVIL LIABILITIES

     We and Nortel Networks Limited are each Canadian corporations. A substantial portion of our assets and the assets of Nortel Networks Limited are located in Canada and a majority of our and Nortel Networks Limited’s directors and a significant number of our and Nortel Networks Limited’s executive officers and the experts named in this prospectus, are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and Nortel Networks Limited or upon such directors, officers and experts. Execution by United States courts of any judgment obtained against us or Nortel Networks Limited or any of the respective directors, officers of us or Nortel Networks Limited and experts in United States courts would be limited to the assets of us or Nortel Networks Limited or that person in the United States. Nicholas J. DeRoma, Esq., our and Nortel Networks Limited’s Chief Legal Officer, has advised us and Nortel Networks Limited that there is doubt as to the enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

LEGAL MATTERS

     The validity of the securities covered by this prospectus will be passed upon for us and Nortel Networks Limited by Nicholas J. DeRoma, Esq., the Chief Legal Officer of us and Nortel Networks Limited. Individually and together with members of his family, Mr. DeRoma owns, has options to purchase and has other interests in our common shares.

EXPERTS

     The consolidated financial statements as of as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedules incorporated in this prospectus by reference from our current report on Form 8-K dated August 8, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedules incorporated in this prospectus by reference from Nortel Networks Limited’s current report on Form 8-K dated August 8, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Alteon WebSystems, Inc. as of June 30, 2000 incorporated in this prospectus by reference from our Current Report on Form 8-K/A dated October 20, 2000 (amending the Current Report on Form 8-K dated August 15, 2000, as amended by Form 8-K/A dated August 25, 2000), have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND AVAILABLE INFORMATION

     We file, and Nortel Networks Limited files, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of the information on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC. We and Nortel Networks Limited began filing documents with the SEC electronically in October 2000; prior to that date, filings by us and Nortel Networks Limited were made in paper format. Our filings with the SEC are also available to the public from commercial document retrieval services.

     Our common shares are listed on the New York and Toronto stock exchanges. Reports and other information concerning us or Nortel Networks Limited may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC. These documents contain important information about Nortel Networks Corporation and Nortel Networks Limited and their respective financial performance.

Filings of Nortel Networks Corporation
(Commission File No. 001-07260)	Period/Date

Annual Report on Form 10-K	Year-ended December 31, 2000.

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

Definitive proxy materials on Schedule 14A	Filed March 13, 2001.

Current Reports on Form 8-K	Filed August 15, 2000 (as amended by Form 8-K/A filed August 25, 2000 and Form 8-K/A filed October 23, 2000), January 22, 2001, January 29, 2001, February 2, 2001, February 7, 2001, February 16, 2001, March 14, 2001, March 23, 2001, March 28, 2001, April 10, 2001, April 24, 2001, May 14, 2001, June 15, 2001, July 23, 2001, August 8, 2001, August 10, 2001, August 14, 2001, October 4, 2001, October 22, 2001 and November 6, 2001.

Description of Nortel Networks Corporation’s common shares, rights to purchase common shares and preferred shares contained in Nortel Networks Corporation’s Form 8-A	Dated April 28, 2000, as amended by a filing on Form 8-A/A dated May 1, 2000, and any other amendments or reports filed for the purpose of updating that description.

Filings of Nortel Networks Limited
(Commission File No. 000-30758)	Period/Date

Annual Report on Form 10-K	Year-ended December 31, 2000.

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

Current Reports on Form 8-K	Filed January 29, 2001, February 2, 2001, February 16, 2001, March 14, 2001, March 28, 2001, April 24, 2001, May 14, 2001, June 15, 2001, July 23, 2001, August 8, 2001, August 10, 2001, August 14, 2001, October 4, 2001, October 22, 2001 and November 6, 2001.

Description of Nortel Networks Limited’s preferred shares contained in Nortel Networks Corporation’s Form 8-A	Dated October 8, 1975, as amended by filings on Form 8 dated February 24, 1983, June 12, 1984, September 13, 1984, June 25, 1985 and July 15, 1987, and as amended by filings on Form 8-A/A, dated May 8, 1998 and November 19, 1999, and any other amendments or reports filed for the purpose of updating that description.

     The restated financial statements and financial statement schedules included in the Current Reports on Form 8-K dated August 8, 2001 of Nortel Networks Corporation and Nortel Networks Limited and the management’s discussion and analysis of results of operations and financial condition and the restated selected unaudited financial data included in the Current Reports on Form 8-K dated November 6, 2001 of Nortel Networks Corporation and Nortel Networks Limited in each case incorporated by reference herein, supersede the corresponding information in the Annual Reports on Form 10-K of Nortel Networks Corporation and Nortel Networks Limited for the fiscal year ended December 31, 2000, but the information included in such Current Reports on Form 8-K has not been updated for events occurring after the initial filing date of the Annual Reports on Form 10-K for the fiscal year ended December 31, 2000, except as expressly noted in such Current Reports. In this regard, we also refer you to the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K of Nortel Networks Corporation and Nortel Networks Limited noted above.

     We also incorporate by reference in this prospectus all documents that are filed with the SEC by us and Nortel Networks Limited in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. The information contained in these future filings will automatically update and supersede the information contained in this prospectus or incorporated in this prospectus by reference to any previously filed document.

APPENDIX A

NOTICE OF TRANSFER
PURSUANT TO REGISTRATION STATEMENT

Nortel Networks Corporation
Nortel Networks Limited
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
Attention: Corporate Securities Specialist — Securities Law Department
Facsimile: (905) 863-8423

and

Bankers Trust Company
Four Albany Street
New York, New York 10006
Attention: Corporate Trust and Agency Services
Facsimile: (212) 250-6961

Re:	4.25% Convertible Senior Notes due 2008 of Nortel Networks Corporation (the “Company”) fully and unconditionally guaranteed by Nortel Networks Limited (the “Guarantor”)

     Ladies and Gentlemen:

     Please be advised that                     has transferred $           aggregate principal amount of the above-referenced notes and/or            common shares of the Company issuable upon conversion of the notes pursuant to an effective Registration Statement on Form S-3 (File No. 333-       ) filed by the Company and the Guarantor.

     We hereby certify that the prospectus delivery requirements, if any, of the U.S. Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the transferred securities is named as a “Selling Securityholder” in the Prospectus dated                     or in supplements thereto, and that the aggregate amount of the securities transferred are (or are included in) the securities listed in such Prospectus (or in the supplements thereto) opposite such owner’s name.

     Dated:

Very truly yours (Name)
By:	(Authorized Signature)

A-1

$1,800,000,000

Nortel Networks Corporation

4.25% Convertible Senior Notes Due 2008
fully and unconditionally guaranteed by
Nortel Networks Limited
and
Nortel Networks Corporation
Common Shares Issuable upon
Conversion of the Notes

PROSPECTUS

, 2001

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the expenses incurred in connection with the sale of the securities being registered, all of which are being paid by us. All amounts are estimates except the registration fee to be paid to the Securities and Exchange Commission (“SEC” or the “Commission”):

Filing fees – SEC registration fee	$379,125

Legal fees and expenses	125,000

Accounting fees	50,000

Fees and expenses of trustee (including counsel fees)	5,000

Printing fees	10,000

Miscellaneous	10,875

Total	$580,000

Item 15. Indemnification of Directors and Officers

     The Canada Business Corporations Act (the “Act”) provides generally that a corporation may indemnify a director or officer against all costs, charges and expenses of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being a director or officer, where the director or officer acted honestly and in good faith with a view to the best interests of the corporation and, in the case of a criminal or administrative action enforced by monetary penalty, the director or officer had reasonable grounds for believing that the conduct was lawful. Where an officer or director was substantially successful on the merits in his or her defense of such action or proceeding, such officer or director is entitled to indemnification from the corporation for such costs, charges and expenses which were reasonably incurred.

     By-law No. 1 of Nortel Networks Corporation, approved by the Board of Directors of Nortel Networks Corporation on February 22, 2001 and confirmed by the shareholders of Nortel Networks Corporation on April 26, 2001, and By-law No. 1 of Nortel Networks Limited, approved by the Board of Directors of Nortel Networks Limited on February 22, 2001, and by its sole shareholder on April 26, 2001, implements the indemnification provisions of the Act and each reads as follows:

“SECTION 9.2 INDEMNITY

Subject to the limitations contained in the Act, the corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, or a person who undertakes or has undertaken any liability on behalf of the corporation or any such body corporate, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by that person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the corporation or such body corporate, if:

(a)	such person acted honestly and in good faith with a view to the best interests of the corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.

The corporation shall indemnify any person referred to above who fulfills the conditions contained in (a) and (b) above and who has been substantially successful on the merits in the defense of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of his or her being or having been a director or officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by such person in connection with the defense of such action or proceeding.

The corporation may also indemnify such persons in such other circumstances as the Act or other applicable law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law. The corporation is hereby authorized to execute agreements evidencing its indemnity in favor of the foregoing persons to the full extent permitted by law.

SECTION 9.3 INSURANCE

To the extent permitted by the Act and other applicable law, the corporation may purchase and maintain insurance for the benefit of any person referred to in Section 9.2 against such liability as the board of directors may determine.”

     The Act also provides specifically for the purchase of insurance by a corporation for the benefit of its directors and officers against liability incurred as such. The directors and officers of Nortel Networks Corporation and Nortel Networks Limited are covered by a group liability insurance policy.

Item 16. Exhibits

     The following exhibits are filed or incorporated by reference as part of this Registration Statement:

Ex. No.	Description

4.1	Indenture, dated as of August 15, 2001, among Nortel Networks Corporation, Nortel Networks Limited, as guarantor, and Bankers Trust Company, as trustee, including form of the notes and the guarantee (incorporated by reference to Exhibit 4 to Nortel Networks Corporation’s Quarterly Report on Form 10-Q for the period ending September 30, 2001)

4.2	Registration Agreement, dated as of August 15, 2001, among Nortel Networks Corporation, Nortel Networks Limited and Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc., as representatives of the initial purchasers of the notes and the guarantee.

4.3	Specimen of common share certificate of Nortel Networks Corporation (incorporated by reference to Exhibit 1 to Nortel Networks Corporation’s Form 8—A/A dated November 19, 1999)

5.1	Opinion of Nicholas J. DeRoma, Chief Legal Officer of Nortel Networks Corporation and Nortel Networks Limited, as to the legality of the notes, the guarantee and the common shares issuable upon conversion of the notes.

12.1	Computation of ratio of earnings to fixed charges of Nortel Networks Corporation.

12.2	Computation of ratio of earnings to fixed charges of Nortel Networks Limited.

23.1	Consent of Nicholas J. DeRoma, Chief Legal Officer of Nortel Networks Corporation and Nortel Networks Limited (included in the opinion filed as Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP, Toronto with respect to the financial statements of Nortel Networks Corporation.

23.3	Consent of Deloitte & Touche LLP, Toronto with respect to the financial statements of Nortel Networks Limited.

23.4	Consent of Deloitte & Touche LLP, San Jose with respect to the financial statements of Alteon WebSystems, Inc.

24.1	Powers of Attorney for certain directors and officers of Nortel Networks Corporation.

24.2	Powers of Attorney for certain directors and officers of Nortel Networks Limited.

25.1	Statement of Eligibility and Qualification of the Trustee on Form T-1.

Item 17. Undertakings

     The undersigned registrants hereby undertake:

     1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act,

(b)	to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement, and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement;

     2.     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     4.     That, for purposes of determining any liability under the Securities Act, each filing of the corporation’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     5.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification of such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brampton, Province of Ontario, Canada on the 7th day of November, 2001.

NORTEL NETWORKS CORPORATION

By: /s/ Frank A. Dunn

(FRANK A. DUNN, President and Chief Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on behalf of Nortel Networks Corporation by the following persons in the capacities indicated on the 7th day of November, 2001.

Principal Executive Officer

/s/ Frank A. Dunn (FRANK A. DUNN)	President and Chief Executive Officer, and a Director

Principal Financial Officer

/s/ Terry G. Hungle (TERRY G. HUNGLE)	Chief Financial Officer

Principal Accounting Officer

/s/ Douglas C. Beatty (DOUGLAS C. BEATTY)	Controller

Authorized Representative in the United States:

NORTEL NETWORKS INC

By /s/ Lynn C. Egan Name: LYNN C. EGAN Title: Assistant Secretary

Directors:

J.J. BLANCHARD* (J.J. BLANCHARD)	R.A. INGRAM* (R.A. INGRAM)

R.E. BROWN* (R.E. BROWN)	J.A. ROTH* (J.A. ROTH)

F.A. DUNN* (F.A. DUNN)	G. SAUCIER* (G. SAUCIER)

L.Y. FORTIER* (L.Y. FORTIER)	S.H. SMITH, JR.* (S.H. SMITH, JR.)

JOHN E. CLEGHORN* (JOHN E. CLEGHORN)	L.R. WILSON* (L.R. WILSON)

Dated: November 7, 2001	*By /s/ Deborah J. Noble (DEBORAH J. NOBLE, as Attorney-in-fact)

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brampton, Province of Ontario, Canada on the 7th day of November, 2001.

NORTEL NETWORKS LIMITED

By:	/s/ Frank A. Dunn (FRANK A. DUNN, President and Chief Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on behalf of Nortel Networks Limited by the following persons in the capacities indicated on the 7th day of November, 2001.

Principal Executive Officer

/s/ Frank A. Dunn (FRANK A. DUNN)	President and Chief Executive Officer, and a Director

Principal Financial Officer

/s/ Terry G. Hungle	Chief Financial Officer
(TERRY G. HUNGLE)

Principal Accounting Officer

/s/ Douglas C. Beatty	Controller
(DOUGLAS C. BEATTY)

Authorized Representative in the United States:

NORTEL NETWORKS INC.

By	/s/ Lynn C. Egan
Name: LYNN C. EGAN Title: Assistant Secretary

Directors:

J.J. BLANCHARD* (J.J. BLANCHARD)	R.A. INGRAM* (R.A. INGRAM)

R.E. BROWN* (R.E. BROWN)	J.A. ROTH* (J.A. ROTH)

F.A. DUNN* (F.A. DUNN)	G. SAUCIER* (G. SAUCIER)

L.Y. FORTIER* (L.Y. FORTIER)	S.H. SMITH, JR.* (S.H. SMITH, JR.)

JOHN E. CLEGHORN* (JOHN E. CLEGHORN)	L.R. WILSON* (L.R. WILSON)

Dated: November 7, 2001	*By /s/ Deborah J. Noble (DEBORAH J. NOBLE, as Attorney-in-fact)

Exhibit Index

     The following exhibits are filed or incorporated by reference as part of this Registration Statement:

Ex. No.	Description

4.1	Indenture, dated as of August 15, 2001, among Nortel Networks Corporation, Nortel Networks Limited, as guarantor, and Bankers Trust Company, as trustee, including form of the notes and the guarantee (incorporated by reference to Exhibit 4 to Nortel Networks Corporation’s Quarterly Report on Form 10-Q for the period ending September 30, 2001).

4.2	Registration Agreement, dated as of August 15, 2001, among Nortel Networks Corporation, Nortel Networks Limited and Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc., as representatives of the initial purchasers of the notes and the guarantee.

4.3	Specimen of common share certificate of Nortel Networks Corporation (incorporated by reference to Exhibit 1 to Nortel Networks Corporation’s Form 8—A/A dated November 19, 1999).

5.1	Opinion of Nicholas J. DeRoma, Chief Legal Officer of Nortel Networks Corporation and Nortel Networks Limited, as to the legality of the notes, the guarantee and the common shares issuable upon conversion of the notes.

12.1	Computation of ratio of earnings to fixed charges of Nortel Networks Corporation.

12.2	Computation of ratio of earnings to fixed charges of Nortel Networks Limited.

23.1	Consent of Nicholas J. DeRoma, Chief Legal Officer of Nortel Networks Corporation and Nortel Networks Limited (included in the opinion filed as Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP, Toronto with respect to the financial statements of Nortel Networks Corporation.

23.3	Consent of Deloitte & Touche LLP, Toronto with respect to the financial statements of Nortel Networks Limited.

23.4	Consent of Deloitte & Touche LLP, San Jose with respect to the financial statements of Alteon WebSystems, Inc.

24.1	Powers of Attorney for certain directors and officers of Nortel Networks Corporation.

24.2	Powers of Attorney for certain directors and officers of Nortel Networks Limited.

25.1	Statement of Eligibility and Qualification of the Trustee on Form T-1.